American
Skandia
A Prudential Financial Company

American Skandia, Inc.
One Corporate Drive
P.O. Box 883
Shelton, CT 06484-0883
Telephone (203) 926-1888

40-33

04033927

June 15, 2004

VIA FEDERAL EXPRESS

Securities & Exchange Commission
450 Fifth Street
Judiciary Plaza
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
JUN 16 2004
WASH. D.C. 187 SECTION

Re: American Skandia Advisor Funds, Inc.
Registration No. 333-23017
Investment Company Act No. 811-08085

PROCESSED
JUN 22 2004
THOMSON FINANCIAL

Dear Sir or Madam:

On behalf of American Skandia Advisor Funds, Inc. (renamed Strategic Partners Mutual Funds, Inc. on April 12, 2004), pursuant to Section 33 of the Investment Company Act of 1940, as amended (the "1940 Act"), we enclose herewith for filing with the Commission pleadings in the civil action *Mobley, et al. v. Prescott and Associates and American Skandia Advisor Funds, Inc.*

Should you have any questions, please contact the undersigned at 203-944-5310, or in my absence, Maureen W. Meade at 203-402-1240. Thank you for your assistance in this matter.

Sincerely yours,

Richard H. Kirk
Vice President and Corporate Counsel

cc: Maureen W. Meade

Complaint

Entry of Appearance of Michael Yanoff

Answer and New Matter of American Skandia to Complaint

Praecipe to Substitute Verification

Plaintiffs' Reply to New Matter

Defendant Prescott's Answer to Complaint and New Matter

Reply of American Skandia to New Matter of Defendant Prescott

Stipulation to Amend

Plaintiff's Request for Production, Set I to American Skandia

Prescott's Response to Request for Production

Plaintiff's Motion to Compel to American Skandia

Answer of Deft American Skandia to Plaintiff's Motion to Compel

Withdrawal of Plaintiff's Motion to Compel

American Skandia's Expert/Witness Interrogatories to Plaintiff

American Skandia's Request for Production of Documents to Plaintiffs

Applications for Continuance

Pauline Zerbe, 292 Glen Roy Road, Nottingham, Pennsylvania.

2. Defendants are corporations or other legal entities doing business in the Commonwealth, with principal business addresses as follows:

Prescott and Associates, 38 Maplewood Mall, Philadelphia, Pennsylvania.
American Skandia Advisor Funds, Inc., 66 Brooks Drive, Braintree, Massachusetts.

3. Joseph Shaffer, Jr., (herein referred to as "decedent") died on October 20, 2001, and at all times relevant hereto resided in Delaware County, Pennsylvania..

COUNT I - IN ASSUMPSIT

4. Plaintiffs incorporate paragraphs 1 through 3 into this count as though the same were fully set forth.

5. On or about March 6, 2000, decedent made an agreement with defendants to invest through and with them in an IRA account approximately $252,258. Said agreement was made by plaintiff while he was a resident of and while he was in Delaware County, Pennsylvania.

6. As part of the aforesaid agreement, the decedent named eight beneficiaries to receive the monies in the said account at the time of his death. Decedent subsequently amended the beneficiary designation to provide that the eight beneficiaries were the plaintiffs and that each was entitled to a share of 12 1/2 % of the account at his death.

7. Defendants were provided with the name and address for each beneficiary.

8. Plaintiffs are third party beneficiaries of the aforesaid agreement and were entitled to the proceeds of the said account on the date of the decedent's death (10/20/01), which balance at that time was approximately $92,000.

9. Defendants made no effort to notify plaintiffs that they were entitled to the funds in

this account.

10. Plaintiffs did not discover that they were beneficiaries of the account until they were notified by the Pennsylvania Department of Revenue by notice dated 10/24/02 that inheritance tax was due from each of them.

11. Plaintiffs then inquired of the Department and only then did they discover their ownership interest in the said account.

12. After learning of the account as above, plaintiffs closed and/or transferred the funds from the account, but received only approximately $60,000.

13. Plaintiffs did not receive the additional $32,000. in the account at the date of death.

14. Defendants were not authorized to continue holding the account without the approval of plaintiffs after the date of death of decedent.

WHEREFORE, plaintiffs request judgment against defendants, jointly and/or severally, in the amount of $32,000.00

COUNT II: IN TRESPASS - NEGLIGENCE

15. Plaintiffs incorporate paragraphs 1 through 14 into this count as though the same were fully set forth.

16. Defendants knew or should have known of the death of the decedent shortly after it happened and should have advised plaintiffs of their ownership interest.

17. Defendants owed a duty to plaintiffs to notify them of the said account and their ownership interest upon learning of the death of decedent.

18. The negligence of the defendant, of which plaintiffs complain, includes the

following:

a) Defendants failed to notify plaintiffs of their ownership interest upon learning of the death of the decedent.

b) Defendants made payments from the said account after the date of death of the decedent to others, not to plaintiffs.

c) Defendants failed to have proper and adequate policies to assure that they received immediate notice of the death of the owner of an account and/or to notify the beneficiaries of an account upon learning of the death of the account holder.

d) Defendants failed to properly maintain its records so that the designation of beneficiaries and their addresses were current.

e) Defendants knew that the stock market was in a downward spiral and the value of its fund was going down during the entire period from the date of decedent's death to the date they were contacted by the beneficiaries in November 2002, yet they did nothing to advise or inform plaintiffs.

f) Defendants at no point after knowing of the death of the decedent made any attempt to contact the beneficiaries, or to provide any statements or advice, during the period from the date of death to the date they were contacted by plaintiffs.

g) Defendants violated federal and state law by not advising plaintiffs of their ownership interest and by not providing them with timely statements of account.

19. Solely as a result of defendants' negligence, the value of plaintiffs ownership interest in the account decreased substantially.

20. Defendants' negligence was the proximate cause of the loss suffered by plaintiffs

21. Defendants actions and non-actions as aforesaid were outrageous, malicious, wilful and/or reckless and, as a result, plaintiffs are entitled to punitive damages in addition to compensatory damages.

WHEREFORE, plaintiffs request judgment against defendants, jointly and/or severally, in an amount not in excess of the arbitration limits of Delaware County.

COUNT III: IN TRESPASS - BREACH OF FIDUCIARY DUTY

22. Plaintiffs incorporate paragraphs 1 through 21 into this count as though the same were fully set forth.

23. Defendants owed a fiduciary duty to plaintiffs to act in their best interests and properly advise them of the account and their actions.

24. By their actions and non-actions as set forth above, the defendants breached its fiduciary duty to plaintiffs.

25. As a result of the aforesaid breach, the plaintiff suffered monetary loss in the value of their interest in the account.

WHEREFORE, plaintiffs request judgment against defendants, jointly and/or severally, in an amount not in excess of the arbitration limits of Delaware County.

Robert T. Seiwell
Attorney for Plaintiff
Atty. No. 19026

Dated: March 12, 2003

VERIFICATION

I hereby verify that the factual statements made herein are true. I understand that false statements herein are made subject to the penalties of 18 Pa.C.S. §4904, relating to unsworn falsification to authorities.

Victoria L. Maslin

Commonwealth of Pennsylvania }
Delaware County } ss:

I, MICHAEL F.X. GILLIN, ESQ., Register for the Probate of Wills and Granting Letters Testamentary and of Administration in and for the County of Delaware, in the Commonwealth of Pennsylvania, do hereby Certify that on the 27TH day of DECEMBER, 20 01

---F.D. HENNESSY, JR.---

--(VIEVE SHAFFER HAVING RENOUNCED)--

w AS-- duly and legally appointed as ---ADMINISTRATOR--- of the estate of ---JOSEPH SHAFFER, JR. AKA- JOSEPH H. SHAFFER, JR.---

---WHO DIED 10/20/2001---

late of Delaware County, Pennsylvania, and ha S-- been duly qualified as such according to law, as can be verified by reference to the records in my office, and that the letters have not been revoked.

WITNESS my hand and seal of office, at Media in the County aforesaid, this 3RD-- day of JANUARY---, 20 02--.

Deputy Register of Wills

REVISED 1/2/2000

LAW OFFICES
F.D. HENNESSY JR.
55 N. LANSDOWNE AVENUE
P. O. BOX 217
LANSDOWNE, PA 19050

Phone (610) 623-3445
FAX (610) 623-1767

January 8, 2001

State Street Bank & Trust
c/o Walter Prescot & Associates
38 Maplewood Street, 2nd Floor
Philadelphia, PA 19144

Re: Estate of JOSEPH SHAFFER, JR.
a/k/a Joseph H. Shaffer, Jr.
SSN: 189-42-9399
Date of Death: October 20, 2001

Dear Sir/Madam:

I am the personal representative for this estate. Please fill in the information requested on the enclosed copy of this letter and return it to me at P.O. Box 217, Lansdowne, PA 19050-0217. This information is needed for state and federal tax purposes. A short certificate is enclosed original death certificate.

Sincerely yours,

F.D. HENNESSY JR., Administrator

1. *BROKERAGE ACCOUNTS*, stocks, reinvested dividends. Please list all accounts with the information requested, under item #2.

2. Savings, bonds, certificates and checking accounts. Please list all accounts with the information requested, including the following:

			Number of Shares Date of Death Balance			
Acct #	Titled	Date Joint	Principal	Acc. Int.	From 1/1	Total

3. Closed accounts. Please list all accounts which closed within one (1) year prior to date of death.

Transferred from Acct#	Titled	Date Closed	Transferred To	Amount

Signature & Title of Person providing above information

FDH/lmh

This is to certify that the information here given is correctly copied from an original certificate of death on file with the Local Registrar. The original certificate will be forwarded to the State Vital Records Office for permanent filing.

WARNING: It is illegal to duplicate this copy by photostat or photograph.

Fee for this certificate, $2.00

COMMONWEALTH OF PENNSYLVANIA DEPARTMENT OF HEALTH

Lorraine Doyle
Local Registrar

P 7527408
No.

OCT 3 1 2001
Date

COMMONWEALTH OF PENNSYLVANIA • DEPARTMENT OF HEALTH • VITAL RECORDS
CERTIFICATE OF DEATH

Name of decedent: Joseph Shaffer Jr
Sex: Male
Social security number: 119-42-8399
Date of death: Oct 20, 2001
Age: 50
Date of birth: 5-12-1951
Birthplace: Darby Pa
County of death: Phila
City, boro, twp of death: Phila
Facility name: Pennsylvania Hospital
Race: White
Usual occupation: Sup Switchman
Kind of business/industry: Verizon
U.S. Armed Forces: No ☒
Education: 12
Marital status: Widowed
Residence: Karel Court Apts, Lansdowne Pa
State: Penna
County: Delaware
Inside city limits: ☒ Lansdowne
Father's name: Joseph W. Shaffer Sr
Informant's name: Vieve Kinsley
Mother's name: Vieve Shaffer
Informant's mailing address: 1121 James Buchanan Dr Elizabethtown Pa
Method of disposition: Burial ☒
Date of disposition: 10-31-01
Place of disposition: Mt Lawn Cem
Location: Sharon Hill Pa
Funeral director signature: John J Stutzel Jr
License number: 9907
Name and address of facility: Cross Funeral Service Inc, Havertown
Signature: Chris DeBenedictis, MD
License number: MT050027-T
Date signed: 10/20/01
Time of death: 1816
Date pronounced dead: 10-20-2001
Was case referred to medical examiner: No ☒

Part I
Myocardial Infarction
Acute Renal Failure
GI bleed

Autopsy performed: No ☒
Autopsy findings available: No ☒
Manner of death: Natural ☒

Signature and title of certifier: Chris DeBenedictis MD
License number: MT050027-T
Date signed: 10/20/01
Name and address of person who completed cause of death: Christine DeBenedictis, 1035 Lombard St. Philadelphia, PA 19147

Registrar's signature: Lorraine Doyle
Date filed: OCT 3 1 2001

Robert T. Seiwell, Attorney

337 W. State Street
Media, Pennsylvania 19063
e-mail: seiwell@pennlawyer.com

November 1, 2002

Walter H. Prescott
Financial Advisor

VIA FAX 215-849-6129

Re: *Joseph H. Shaffer, Jr., Dec'd*
IRA Acct.
Beneficiary: Victoria Maslin

Dear Mr. Prescott:

Please be advised that I represent Victoria Maslin, a beneficiary of an IRA of the above captioned decedent which, apparently, you set up. Despite the fact that the decedent died over a year ago, my client only recently learned that she is a named beneficiary on the IRA account.

Kindly provide me with a brief history of this account, as I understand that the initial investment in 2000 was $252,257.51, yet the value now is substantially less. Also, let me know if anyone attempted or contacted any of the beneficiaries to advise them of their interest in the account.

Thank you for your anticipated cooperation in the above.

Sincerely,

Robert T. Seiwell

RTS/m

Phone: 610-566-3656 Fax: 610-565-1912 Cell: 610-420-6650

4 FUND SELECTION

Please check class of each fund being purchased. Specify dollar amount of investment. **Note: minimum initial investment is $1000 per fund or $50 when participating in an Automatic Investment Plan (AIP).** Class A, B, C and X shares are available only under the terms set forth in the Prospectus under How to Buy Shares. If no class of shares is selected, Class A shares will be purchased.

Fund Name	Class A	Class B	Class C	Class X	Amount	%
ASAF Founders International Small Capitalization Fund	☐ 920	✓ 930	☐ 940	☐ 950	$	10
ASAF T. Rowe Price International Equity Fund	☐ 921	☐ 931	☐ 941	☐ 951	$	
ASAF Janus Overseas Growth Fund	☐ 964	✓ 965	☐ 966	☐ 967	$	20
ASAF AIM International Equity Fund	☐ 1062	☐ 1063	☐ 1064	☐ 1065	$	
ASAF T. Rowe Price Small Company Value Fund	☐ 923	☐ 933	☐ 943	☐ 953	$	
ASAF Neuberger Berman Mid-Cap Growth Fund	☐ 663	☐ 664	☐ 665	☐ 597	$	
ASAF Neuberger Berman Mid-Cap Value Fund	☐ 660	☐ 661	☐ 662	☐ 538	$	
ASAF Oppenheimer Large-Cap Growth	☐ 960	☐ 961	☐ 962	☐ 963	$	
ASAF Marsico Capital Growth Fund	☐ 602	☐ 603	☐ 604	☐ 537	$	
ASAF Janus Capital Growth Fund	☐ 924	✓ 934	☐ 944	☐ 954	$	35
ASAF Lord Abbett Growth and Income Fund	☐ 210	✓ 211	☐ 212	☐ 213	$	35
ASAF INVESCO Equity Income Fund	☐ 925	☐ 935	☐ 945	☐ 955	$	
ASAF American Century Strategic Balanced Fund	☐ 926	☐ 936	☐ 946	☐ 956	$	
ASAF MFS Growth and Income Fund	☐ 1066	☐ 1067	☐ 1068	☐ 1069	$	
ASAF Bankers Trust Managed Index 500 Fund	☐ 1070	☐ 1071	☐ 1072	☐ 1073	$	
ASAF Federated High Yield Bond Fund	☐ 927	☐ 937	☐ 947	☐ 957	$	
ASAF Total Return Bond Fund	☐ 928	☐ 938	☐ 948	☐ 958	$	
ASAF JPM Money Market Fund	☐ 929	☐ 939	☐ 949	☐ 959	$	
TOTAL INVESTMENT:					$	100%

Please make checks payable to: **American Skandia Advisor Funds, Inc.**

5 BENEFICIARY DESIGNATION *(All information in this section is required.)*

name(s) of primary beneficiaries (required)

first name, middle initial, last name or entity name	%	social security #/tax ID #	date of birth or trust	relationship (if applicable)
SUSAN A. RUFFIN	50	170 48 3994	12/28/56	FIANCEE
RANELL RICH	7	192 56 8688	5/1/72	DAUGHTER

name(s) of ~~contingent~~ PRIMARY beneficiaries (optional)

first name, middle initial, last name or entity name	%	social security #/tax ID #	date of birth or trust	relationship (if applicable)
DONNA THOMAS	7		2/24/68	DAUGHTER
KATHERINE MOBLEY	7	192 56 9377	5/3/75	DAUGHTER

Please be sure that percentages in each beneficiary category add up to a total of 100%.

I hereby designate the person(s) named in Section 5 as primary beneficiary(ies) to receive payment of the value of my IRA account upon my death. If more than one person is named and no percentages are indicated, payment shall be made in equal shares to my primary beneficiary(ies) who survive me. If a percentage is indicated and a primary beneficiary does not survive me, the percentage of that beneficiary's share shall be divided equally among the surviving primary beneficiary(ies).

If there is no primary beneficiary(ies) living at the time of my death, I hereby specify that the balance is to be distributed to my contingent beneficiary(ies) listed in Section 5. Payment to contingent beneficiaries will be made according to the rules of succession described in the preceding paragraph.

IMPORTANT: This designation of beneficiary may have important tax or estate planning effects. Also, if you are married and reside in a community property state (Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington or Wisconsin) you may need to obtain your spouse's consent in order to designate someone other than your spouse as primary beneficiary for at least half of your account. See your attorney or other tax professional for advice and additional information.

DELAWARE COUNTY COURT OF COMMON PLEAS

CIVIL ACTION – LAW

ARBITRATION NOTICE

03-50655

This is to notify you that an Arbitration is scheduled for:

Please report to the Arbitration Assembly Room, Delaware County Courthouse, Media, Pennsylvania. No further notice of the trial date will be given.

This matter will be heard by a board of arbitrators at the time, date and place specified above but if one or more of the parties is not present at the hearing, the matter may be heard at the same time and date before a judge of the Court without the absent party or parties. There is no right to a trial de novo or appeal from a decision entered by a judge.

All pretrial motions with the exception of continuance applications must be filed thirty (30) days prior to the Hearing Date. Delaware County Local Rule 1303 (f).

REPORT TO: ARBITRATION ASSEMBLY ROOM
DELAWARE COUNTY COURT ISt
MEDIA, PA
FOR TRIAL ON:
DEC 16 2003
TIME: 9:30 AM

ROBERT T. SEIWELL, ESQUIRE
Attorney for Plaintiffs
337 West State Street
Media, PA 19063
(610) 566-3656

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY, CATHERINE MOBLEY, DONNA THOMAS, RANELL RICH, VICTORIA MASLIN, MARTHA JAMISON, ALAN SHAFFER, and PAULINE ZERBE, Plaintiffs	: NO. 03-50655
v.	
PRESCOTT and ASSOCIATES 38 Maplewood Mall Philadelphia, Pennsylvania 19144 and AMERICAN SKANDIA ADVISOR FUNDS, INC. 66 Brooks Drive Braintree, MA 02184 Defendants	

FILED
2003 MAR 18 A 11:08
OFFICE OF SUPPORT
DELAWARE CO. PA

NOTICE

You have been sued in court. If you wish to defend against the claims set forth in the following pages, you must take action within twenty (20) days after this complaint and notice are served, by entering a written appearance personally or by attorney and filing in writing with the court your defenses or objections to the claims set forth against you. You are warned that if you fail to do so the case may proceed without you and a judgment may be entered against you by the court without further notice for any money claimed in the complaint or for any other claim or relief requested by the plaintiff. You may lose money or property or other rights important to you.

YOU SHOULD TAKE THIS PAPER TO YOUR LAWYER AT ONCE. IF YOU DO NOT HAVE A LAWYER, OR CANNOT AFFORD ONE, GO TO OR TELEPHONE THE OFFICE SET FORTH BELOW TO FIND OUT WHERE YOU CAN GET LEGAL HELP.

Lawyers Reference Service of the
Delaware County Bar Association
Front & Lemon Streets
Media, PA 19063
(610) 566-6625

MICHAEL YANOFF, ESQUIRE
Attorney I.D. #19384
Dischell, Bartle, Yanoff & Dooley
2028 North Broad Street
P.O. Box 107
Lansdale, PA 19446
(215) 362-2474

Attorney for Defendant
American Skandia Advisor Funds, Inc.

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY ET AL.	:	NO. 03-50655
vs.	:	
PRESCOTT and ASSOCIATES	:	
and	:	
AMERICAN SKANDIA ADVISOR FUNDS, INC.	:	

ENTRY OF APPEARANCE

TO THE PROTHONOTARY OF SAID COURT:

Kindly enter my appearance as attorney on behalf of American Skandia Advisor Funds, Inc., Defendant in the above referenced matter.

Respectfully submitted,

DISCHELL, BARTLE, YANOFF & DOOLEY

BY: ______________________
MICHAEL YANOFF, ESQUIRE

U:\Amerskandia\ANSWER AND NEW MATTER TO COMPLAINT.DOC

MICHAEL YANOFF, ESQUIRE
Attorney I.D. #19384
Dischell, Bartle, Yanoff & Dooley
2028 North Broad Street
P.O. Box 107
Lansdale, PA 19446
(215) 362-2474

TO ... Plaintiff ...
YOU ARE HEREBY NOTIFIED TO PLEAD TO THE ENCLOSED New Matter WITHIN TWENTY (20) DAYS OF SERVICE HEREOF OR A DEFAULT JUDGMENT MAY BE ENTERED AGAINST YOU.
BY ...
ATTORNEY

Attorney for Defendant
American Skandia Marketing, Inc.

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY ET AL.	:	NO. 03-50655
vs.	:	
PRESCOTT and ASSOCIATES	:	
and	:	
AMERICAN SKANDIA MARKETING, INC.	:	

FILED 2003 NOV -6 A 11:38 OFFICE OF JUDICIAL SUPPORT DELAWARE CO. PA

ANSWER AND NEW MATTER OF DEFENDANT, AMERICAN SKANDIA MARKETING, INC. TO PLAINTIFF'S COMPLAINT

AND NOW, comes Defendant, American Skandia Marketing, Inc. ("A.S. Marketing") by its attorney, Michael Yanoff, Esquire, and makes the following Answer and New Matter to Plaintiffs' Complaint and avers as follows:

1. Denied. Answering Defendant is without sufficient information necessary to form a belief as to the truth of the allegations contained in Paragraph 1 of Plaintiff's Complaint.

2. Admitted in part. Denied in part. On information and belief, Answering Defendant admits that Defendant Prescott and Associates has a principal business address at 38 Maplewood Mall, Philadelphia, Pennsylvania. Answering Defendant further admits that it is a corporation. However, Answering Defendant specifically

denies that it ever maintained an office at 66 Brooks Drive, Braintree, Massachusetts. All other allegations in Paragraph 3 are specifically denied as legal conclusions of law requiring no further answer under the Rules of Civil Procedure.

3. Admitted in part. Denied in part. While it is admitted that decedent died on October 20, 2001, based upon information and belief, the remaining allegations of this paragraph are denied in that Answering Defendant is without sufficient information necessary to form a belief as to the truth of the allegations contained in this paragraph and the same are therefore denied. Strict proof, if relevant, is demanded at trial.

4. Paragraphs 1 through 3 are incorporated herein by reference as fully as though set forth herein at length.

5. Denied as stated. The allegations of this paragraph are denied. On the contrary, on March 6, 2000, Joseph H. Shaffer invested the amount of Two Hundred Fifty Two Thousand Two Hundred Fifty Eight Dollars ($252,258.00) through an IRA which was then invested in a number of American Skandia mutual funds. Defendant denies the remaining allegations of this paragraph in that, after reasonable investigation, Answering Defendant is without sufficient information necessary to form a belief as to the truth of the allegations contained in this paragraph and the same are therefore denied. Strict proof, if relevant, is demanded.

6. Denied. Answering Defendant is without sufficient information necessary to form a belief as to the truth of the allegations contained in this paragraph, and the same are therefore denied. Strict proof, if relevant, is demanded at trial.

7. Denied. Strict proof, if relevant, is demanded at trial.

8. Denied as a conclusion of law requiring no further answer under the Rules of Civil Procedure. In addition, the allegations in this paragraph are denied for the reasons more fully set forth above and below.

9. Denied. It is specifically denied that the Answering Defendant made no effort to notify the Plaintiffs that they were entitled to the funds in the account for the simple reason that Answering Defendant had no obligation to provide such notice to any beneficiaries.

10. Denied for the reasons more fully set forth above and below.

11. Denied for the reasons more fully set forth above and below.

12. Denied for the reasons more fully set forth above and below.

13. Denied. It is specifically denied that there was any such entitlement and for the reasons more fully set forth above and below.

14. Denied as conclusions of law requiring no further answer under the Rules of Civil Procedure and for the reasons more fully set forth above and below.

WHEREFORE, Answering Defendant respectfully requests this Honorable Court to dismiss the Complaint with prejudice.

COUNT II

15. Paragraphs 1 through 14 are incorporated herein by reference as fully as though set forth herein at length.

16. Denied for the reasons more fully set forth above and below and further as a conclusion of law requiring no further answer under the Rules of Civil Procedure.

17. Denied for the reasons more fully set forth above and below and further

as a conclusion of law requiring no further answer under the Rules of Civil Procedure.

18(a). Denied for the reasons more fully set forth above and below and further as a conclusion of law requiring no further answer under the Rules of Civil Procedure.

18(b). Denied for the reasons more fully set forth above and below and further as a conclusion of law requiring no further answer under the Rules of Civil Procedure.

18(c) Denied for the reasons more fully set forth above and below and further as a conclusion of law requiring no further answer under the Rules of Civil Procedure.

18(d) Denied for the reasons more fully set forth above and below and further as a conclusion of law requiring no further answer under the Rules of Civil Procedure.

18(e) Denied for the reasons more fully set forth above and below and further as a conclusion of law requiring no further answer under the Rules of Civil Procedure.

18(f) Denied for the reasons more fully set forth above and below and further as a conclusion of law requiring no further answer under the Rules of Civil Procedure.

18(g) Denied for the reasons more fully set forth above and below and further as a conclusion of law requiring no further answer under the Rules of Civil Procedure.

19. Denied as a conclusion of law requiring no further answer under the Rules of Civil Procedure. Further, it is specifically denied that Answering Defendant was in any way negligent or that the value of the ownership interest in the accounts decreased substantially as a result of any such alleged negligence. These allegations are further denied for the reasons more fully set forth above.

20. Denied for the reasons more fully set forth above and below and further as a conclusion of law requiring no further answer under the Rules of Civil Procedure.

21. Denied for the reasons more fully set forth above and below and further

as a conclusion of law requiring no further answer under the Rules of Civil Procedure. Further, it is specifically denied that Plaintiffs are entitled to punitive damages.

WHEREFORE, Answering Defendant respectfully requests this Honorable Court to dismiss Plaintiffs' Complaint with prejudice.

COUNT III

22. Paragraphs 1 through 21 are incorporated herein by reference as fully as though set forth herein at length.

23 – 25. Denied as conclusions of law requiring no further answer under the Rules of Civil Procedure.

WHEREFORE, Answering Defendant respectfully requests this Honorable Court to dismiss Plaintiffs' Complaint with prejudice.

NEW MATTER

26. Paragraphs 1 through 25 are incorporated herein by reference as fully as though set forth herein at length.

27. The Complaint and each claim fails to state a cause of action upon which relief may be granted.

28. Answering Defendant owed no duty of care to the Plaintiffs.

29. The Plaintiffs were neither parties to nor third party beneficiaries of any agreement between Joseph Shaffer, Jr. and Answering Defendant.

30. Any damages were not proximately caused by any conduct of the Answering Defendant.

31. Plaintiffs' claims are barred by the Statute of Limitations.

32. Plaintiffs' claims are barred by the Statute of Frauds.

33. Plaintiffs' claims are barred for the failure to join a necessary party, that being F.D. Hennessy, Jr., the Administrator of the Estate of Joseph Shaffer, Jr. to this action.

34. There is no duty due to the Plaintiffs by Answering Defendant and no breach of any such duty.

35. There is no privity of contract or other essential relationship between Defendant and the Plaintiffs and no fiduciary duty exists.

36. Answering Defendant owes no fiduciary duties to the Plaintiffs which have been breached or which caused any loss to the Plaintiffs.

37. Any losses occasioned to the Plaintiffs were caused by F.D. Hennessy, Jr., Esquire, individually and as Administrator of the Estate of Joseph Shaffer, Jr., a/k/a Joseph H. Shaffer, Jr. or by the Plaintiffs themselves.

38. Plaintiffs' claim for punitive damages fails as a matter of law.

39. Plaintiffs' claims are barred by laches.

WHEREFORE, Answering Defendant respectfully requests this Honorable Court to dismiss Plaintiffs' Complaint with prejudice.

Respectfully submitted,

DISCHELL, BARTLE, YANOFF & DOOLEY

BY: ______________________

MICHAEL YANOFF, ESQUIRE
Attorney for Defendant
American Skandia Marketing, Inc.

VERIFICATION

PURSUANT TO PA. R.C.P. NO. 1024(c)

Michael Yanoff, states that he is the attorney for Defendant the party filing the foregoing document; that he makes this affidavit as an attorney, because the party he represents lacks sufficient knowledge or information upon which to make a verification and/or because he has greater personal knowledge of the information and belief than that of the party for whom he makes this affidavit; and/or because the party for whom he makes this affidavit is outside the jurisdiction of the Court, and verification of none of them can be obtained within the time allowed for the filing of the pleading; and that he has sufficient knowledge or information and belief, based upon his investigation of the matters averred or denied in the foregoing document; and that this statement is made subject to the penalties of 18 Pa.C.S. 4904, relating to unsworn falsification to authorities.

Michael Yanoff

MICHAEL YANOFF, ESQUIRE

DATED: 11/04/03

MICHAEL YANOFF, ESQUIRE
Attorney I.D. #19384
Dischell, Bartle, Yanoff & Dooley
2028 North Broad Street
P.O. Box 107
Lansdale, PA 19446
(215) 362-2474

Attorney for Defendant
American Skandia Marketing, Inc.

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY ET AL.	:	NO. 03-50655
vs.	:	
PRESCOTT and ASSOCIATES	:	
and	:	
AMERICAN SKANDIA MARKETING, INC.	:	

PRAECIPE TO SUBSTITUTE VERIFICATION

TO THE PROTHONOTARY:

Kindly substitute the attached original verification of Christina Hartnett, Mutual Funds Service Manager for American Skandia Marketing, Inc., in the above matter, in place of the attorney's verification which was previously filed with the Answer and New Matter of Defendant, American Skandia Marketing, Inc. to Plaintiffs' Complaint on November 6, 2003.

Respectfully submitted,

DISCHELL, BARTLE, YANOFF & DOOLEY

BY: [signature]
MICHAEL YANOFF, ESQUIRE
Attorney for Defendant
American Skandia Marketing, Inc.

Latitia Mobley et al.	:	No. 03-50655
	:	
Vs.	:	
	:	
Prescott and Associates	:	
	:	
American Skandia Marketing. Inc.		

VERIFICATION

I, Christina Hartnett, have read and reviewed the responses provided by American Skandia Marketing in the Answer and New Matter to Plaintiffs' Complaint and do hereby verify that the answers provided are correct to the best of my knowledge.

November 20,2003

By: Christina Hartnett
Mutual Funds Service Manager

ROBERT T. SEIWELL, ESQUIRE
Attorney for Plaintiffs
337 West State Street
Media, PA 19063
(610) 566-3656

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY, et al. Plaintiffs	: NO. 03-50655
v.	:
PRESCOTT and ASSOCIATES, et al. Defendants	:

PLAINTIFFS' REPLY TO NEW MATTER

26.- 39. Denied. Denied as conclusions of law, to which no further response is required

WHEREFORE, plaintiffs request judgment in their favor.

Robert T. Seiwell, Esq.
Attorney for Plaitniffs

Dated: November 12, 2003

VERIFICATION

ROBERT T. SEIWELL, ESQUIRE, attorney for plaintiffs, hereby verifies that the statements made in the attached Reply are true and correct to the best of his knowledge, information and belief. The undersigned understands that the statements therein are made subject to the penalties of 18 Pa.C.S. §4904, relating to unsworn falsification to authorities.

Robert T. Seiwell, Esquire
Attorney for plaintiffs

Dated: November 12, 2003

ROBERT T. SEIWELL, ESQUIRE
Attorney for Plaintiffs
337 West State Street
Media, PA 19063
(610) 566-3656

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY, et al.	: NO. 03-50655
Plaintiffs	:
v.	:
PRESCOTT and ASSOCIATES, et al.	:
Defendants	

CERTIFICATION OF SERVICE

Robert T. Seiwell, Esquire, attorney for plaintiffs, hereby certifies that he served a true and correct copy of Plaintiffs' Reply to New Matter in this matter upon the following person(s) by regular mail on November 13, 2003:

Michael Yanoff, Esq.
Dischell Bartle Yanoff & Dooley
P.O. Box 107
Lansdale, PA 19446

Norman G. Matlock, Esq.
2 Penn Center, Suite 200
Philadelphia, PA 19102

ROBERT T. SEIWELL, ESQUIRE
Attorney for Plaintiffs

NORMAN G. MATLOCK, ESQUIRE
2 Penn Center, Suite 200
Philadelphia, PA 19102
PA ID # 30288
(215) 854 – 6373

Attorney for Defendant,
Prescott and Associates

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION – LAW

LATITIA MOBLEY,
CATHERINE MOBLEY,
DONNA THOMAS,
RaNELL RICH,
VICTORIA MASLIN,
MARTHA JAMISON,
ALAN SHAFFER, and
PAULINE ZERBE,
Plaintiffs

No. 03-50655

v.

PRESCOTT and ASSOCIATES

And

AMERICAN SKANDIA ADVISOR FUNDS, INC.

Defendants.

DEFENDANT, PRESCOTT and ASSOCIATES'
ANSWER TO COMPLAINT AND NEW MATTER

DEFENDANT, PRESCOTT and ASSOCIATES' ANSWER TO COMPLAINT

COUNT I

1. Admitted.

2. Admitted.

3. Admitted.

4. An averment to which no responsive pleading is required.

5. Admitted in part. Joseph H. Shaffer, Jr., signed an Agreement with Investment Advisors & Consultants, Inc., through Walter Prescott as the registered representative, on March 2, 2000.

6. Admitted.

7. Denied. Joseph H. Shaffer, Jr. did not provide addresses for any of the named beneficiaries.

8. It is admitted that as the named beneficiaries the plaintiffs were entitled to the monies in the account of Joseph H Shaffer, Jr., conditioned upon the receipt of the proper documentation of American Skandia Advisor Funds, Inc. Defendant, Prescott and Associates, after reasonable investigation is without knowledge or information sufficient to form a belief as to the truth of the amount of money in the account at the time of death.

9. Denied. On January 8, 2002, Prescott and Associates was contacted by F.D. Hennessy, Jr., the Executor of the Estate of Joseph Shaffer, Jr. The executor was informed to contact American Skandia Advisor Funds, Inc., to obtain the proceeds of the account of the decedent. None of the listed plaintiffs contacted Defendant Prescott and Associates until November of 2002.

10. This averment is a statement by plaintiff that after reasonable investigation defendant Prescott and Associates is without knowledge or information sufficient to form a belief as to the truth of the averment.

11. This averment is a statement by plaintiff that after reasonable investigation defendant Prescott and Associates is without knowledge or information sufficient to form a belief as to the truth of the averment.

12. This averment is a statement by plaintiff that after reasonable investigation defendant Prescott and Associates is without knowledge or information sufficient to form a belief as to the truth of the averment.

13. This averment is a statement by plaintiff that after reasonable investigation defendant Prescott and Associates is without knowledge or information sufficient to form a belief as to the truth of the averment.

14. Denied. Defendant Prescott and Associates:
   a. did not hold the funds;
   b. can do nothing without the authorization of the owner of the funds or the representative of the owner (herein the Executor of the Estate).
   c. had informed the Executor of the Estate of Joseph H. Shaffer, Jr. the procedure to obtain the funds on January 8, 2002, and heard nothing else from the Executor.

WHEREFORE, Defendant Prescott and Associates requests judgment in favor of Prescott and Associates and against plaintiffs, and demands this complaint against Defendant Prescott and Associates be dismissed with prejudice.

COUNT II

15. An averment to which no responsive pleading is required.

16. Denied. Defendant Prescott and Associates has no way of knowing of the death of Joseph H. Shaffer, Jr., until notified by the personal representative.

17. Denied. There is no duty to act for the beneficiaries of the owner of the account.

18. Denied. Defendant Prescott and Associates is not negligent and denies each sub allegation, in toto:
   18(a) Denied. The owner of the account did not provide addresses for the beneficiaries. The Executor of the Estate is required to settle the affairs of the decedent.
   18(b) Denied. The decedent arranged for automatic monthly payments to an account that he owned. Defendant Prescott and Associates has no control or access to that account.
   18(c) Denied. It is the duty of the personal representative to (1) notify the holder of the account of the death of the owner and (2) the beneficiaries about the account.
   18(d) Denied. No duty is owed to beneficiaries until notification of death is given. The Executor gave notification and is responsible to the

beneficiaries from that notification to the end of probate of the Estate.

18(e) Denied. Defendant does not control the stock market and makes no claim of "knowing" the stock market.

18(f) Denied. Defendant informed Executor of the Estate about the decedent's account on January 8, 2002.

18(g) Denied. Executor of the Estate owes duty to beneficiaries, not Defendant Prescott and Associates.

19. Denied. Defendant does not control the stock market. Only the personal representative can authorize changes in the account.

20. Denied. Defendant does not control the stock market. Only the personal representative can authorize changes in the account.

21. Denied. Defendant Prescott and Associates performed its only duty by providing the personal representative of the owner with the procedure to obtain the funds of the decedent immediately after notification by the personal representative of the death of the owner.

WHEREFORE, Defendant Prescott and Associates requests judgment in favor of Prescott and Associates and against plaintiffs, and demands this complaint against Defendant Prescott and Associates be dismissed with prejudice.

COUNT III

22. An averment to which no responsive pleading is required.

23. Denied. There is no privity of contract or other essential relationship between Prescott and Associates and plaintiffs. Therefore, no fiduciary duty exists.

24. Denied. There is no privity of contract or other essential relationship between Prescott and Associates and plaintiffs. Therefore, no fiduciary duty exists.

25. Denied. There is no duty due plaintiffs by Prescott and Associates and no breach of duty.

NEW MATTER

26. Defendant Prescott and Associates assert all statutory and affirmative defenses at law.

27. Defendant asserts the defenses of Statute of Limitation and Statute of Frauds.

28. Defendant asserts the defenses of nonjoinder of a necessary party since plaintiff failed to include F.D. Hennessy, the Executor of the Estate of Joseph H. Shaffer, Jr., in this civil action.

WHEREFORE, Defendant Prescott and Associates requests judgment in favor of Prescott and Associates and against plaintiffs, and demands this complaint against Defendant Prescott and Associates be dismissed with prejudice.

Respectfully submitted,

Norman G. Matlock, Esquire
Attorney for Prescott and Associates

Date: 5 May 2003

VERIFICATION

Walter Prescott, d/b/a Prescott and Associates, verifies that the statements made in the foregoing Answer to Complaint are true and correct to the best of his knowledge and belief. Verifier understands that false statements herein are made subject to the penalties of 18 Pa. C.S.§ 4904, relating to falsifications to authorities.

Walter Prescott

FILED

2004 JAN 20 P 2: 15

OFFICE OF JUDICIAL SUPPORT DELAWARE CO. PA

MICHAEL YANOFF, ESQUIRE
Attorney I.D. #19384
Dischell, Bartle, Yanoff & Dooley
2028 North Broad Street
P.O. Box 107
Lansdale, PA 19446
(215) 362-2474

Attorney for Defendant
American Skandia Marketing, Inc.

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY ET AL.	:	NO. 03-50655
vs.	:	
PRESCOTT and ASSOCIATES	:	
and	:	
AMERICAN SKANDIA MARKETING, INC.	:	

REPLY OF DEFENDANT AMERICAN SKANDIA MARKETING, INC. TO NEW MATTER OF DEFENDANT PRESCOTT AND ASSOCIATES

26-27. No answer is required as the averments are not directed to Answering Defendant.

28. Answer Defendant joins in the defense of nonjoinder of a necessary party for failure of Plaintiffs to include F.D. Hennessy, the Executor of the Estate of Joseph H. Shaffer, Jr., in this action.

WHEREFORE, Defendant American Skandia Marketing, Inc. requests judgment in its favor and against the Plaintiffs and respectfully requests that this Complaint be dismissed with prejudice.

Respectfully submitted:

DISCHELL, BARTLE, YANOFF & DOOLEY

BY: _______________________
MICHAEL YANOFF, ESQUIRE

VERIFICATION

PURSUANT TO PA. R.C.P. NO. 1024(c)

Michael Yanoff, states that he is the attorney for Plaintiffs the party filing the foregoing document; that he makes this affidavit as an attorney, because the party he represents lacks sufficient knowledge or information upon which to make a verification and/or because he has greater personal knowledge of the information and belief than that of the party for whom he makes this affidavit; and/or because the party for whom he makes this affidavit is outside the jurisdiction of the Court, and verification of none of them can be obtained within the time allowed for the filing of the pleading; and that he has sufficient knowledge or information and belief, based upon his investigation of the matters averred or denied in the foregoing document; and that this statement is made subject to the penalties of 18 Pa.C.S. 4904, relating to unsworn falsification to authorities.

MICHAEL YANOFF, ESQUIRE

DATED: 1/19/04

MICHAEL YANOFF, ESQUIRE
Attorney I.D. #19384
Dischell, Bartle, Yanoff & Dooley
2028 North Broad Street
P.O. Box 107
Lansdale, PA 19446
(215) 362-2474

Attorney for Defendant
American Skandia Marketing, Inc.

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY ET AL.	:	NO. 03-50655
vs.	:	
PRESCOTT and ASSOCIATES	:	
and	:	
AMERICAN SKANDIA MARKETING, INC.	:	

CERTIFICATION OF SERVICE

Michael Yanoff, Esquire, attorney for Defendant American Skandia Marketing, Inc., hereby certifies that he served a true and correct copy of Reply to Defendant, American Skandia Marketing, Inc. to New Matter of Defendant Prescott and Associates in the above matter upon the following person(s) by regular mail on January 19, 2004.

Robert T. Seiwell, Esquire
337 West State Street
Media, PA 19063

Norman G. Matlock, Esquire
2 Bala Plaza
Bala Cynwyd, PA 19004

Respectfully submitted:

Dischell, Bartle, Yanoff & Dooley

BY: ______________________
MICHAEL YANOFF, ESQUIRE

MICHAEL YANOFF, ESQUIRE
Attorney I.D. #19384
Dischell, Bartle, Yanoff & Dooley
2028 North Broad Street
P.O. Box 107
Lansdale, PA 19446
(215) 362-2474

Attorney for Defendant
American Skandia Advisor Funds, Inc.

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY ET AL.	NO. 03-50655
vs.	
PRESCOTT and ASSOCIATES and AMERICAN SKANDIA ADVISOR FUNDS, INC.	

SEP 3 1 47 PM '03
OFFICE OF JUDICIAL SUPPORT DELAWARE CO. PA

STIPULATION TO AMEND

AND NOW, this 3rd day of September, 2003, it is hereby STIPULATED and AGREED, by and between the parties hereto, that American Skandia Marketing, Inc. shall be substituted as the named Defendant in place of American Skandia Advisor Funds, Inc. and that the caption shall now be as follows:

Latitia Mobley et al. NO. 03-50655
vs.
Prescott and Associates
and
American Skandia Marketing, Inc.

Robert T. Sigwell, Esquire, Attorney for Plaintiffs

Norman G. Matlock, Esquire, Attorney for Defendant Prescott

Michael Yanoff, ~~Esquire~~, Attorney for Defendant American Skandia Marketing, Inc. and American Skandia Advisor Funds, Inc.

ROBERT T. SEIWELL, ESQUIRE
Attorney for Plaintiffs
337 West State Street
Media, PA 19063
(610) 566-3656

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY, et al. Plaintiffs	: NO. 03-50655 :
v.	:
PRESCOTT and ASSOCIATES, et al. Defendants	:

PLAINTIFFS' REQUEST FOR PRODUCTION - SET I
DIRECTED TO DEFENDANT, AMERICAN SKANDIA MARKETING, INC.

Pursuant to the Pennsylvania Rules of Civil Procedure, defendant is directed to produce for inspection and copying the following:

THE PERIOD FOR WHICH ALL DOCUMENTS ARE REQUESTED IS 1/1/00 THROUGH PRESENT, UNLESS INDICATED OTHERWISE.

1. Your entire file pertaining to the establishment and maintenance of the IRA account for Joseph Shaffer, Jr. (hereinafter referred to as "decedent") from 1/1/00 through the present.

2. All correspondence, memorandums or other writings between you and F. D. Hennessy, Jr., the attorney for the estate of the decedent.

3. All correspondence, memorandums or other writings between you and Prescott and Associates relating to decedent's account.

4. Each document on which you have the name and/or address of any of the

beneficiaries of the decedent's American Skandia Advisor Fund account.

5. All correspondence, memorandums or other writings between you and any of the beneficiaries of the decedent's American Skandia Advisor Fund account.

6. All documents of any kind indicating that you provided the names and/or addresses of the beneficiaries of decedent's American Skandia Advisor Fund account to the attorney for the estate of the decedent or any other member of decedent's family.

7. All documents of any kind indicating that you provided the names and/or addresses of the beneficiaries of decedent's American Skandia Advisor Fund account to Prescott and Associates.

8. All documents of any kind indicating that you provided information pertaining to decedent's American Skandia Advisor Fund account to any of the plaintiffs.

9. All documents of any kind indicating when you were advised of decedent's death.

10. All documents of any kind indicating that you advised Prescott and Associates or anyone connected in any way with the fund of the death of the decedent.

11. All statements of account for decedent's American Skandia Advisor Fund account for the period 1/1/00 through 12/31/02.

12 All investigation files pertaining to this matter, excluding mental impressions relating to the merit of the claim.

13 The entire insurance claim file of defendant's carrier relating to this matter.

14 All written or taped statements of any party or witness relating to this matter. Production of the actual tape of any recording and any transcript of any recording is required.

15 All photographs, films, charts, sketches, graphs or diagrams taken, prepared

or intended to be used in this matter.

16 All expert witness reports, memorandums or other writings.

17. All other documents relating to this matter, excluding those items specifically set forth as privileged under Pa.R.C.P. 4003.3.

Production of the foregoing will take place at the law office of Robert T. Seiwell, Esquire, 337 W. State Street, Media, Pennsylvania on December 12, 2003, at 10:00 a.m. unless the requested items are provided to plaintiff's counsel prior to such date.

ROBERT T. SEIWELL, ESQUIRE
Attorney for Plaintiffs

Dated: November 12, 2003

Attorney At Law

Two Penn Center, Suite 200
Philadelphia, PA 19102
Tele: 215.854.6373
Fasc: 215.753.7132

Facsimile Cover Sheet

Date:	*20 July 2003*
Time:	*8:00 AM*
Pages:	*14*
To:	**Robert T. Seiwell, Esq.**
From:	*Norman G. Matlock, Esq.*
Regarding:	**Mobley et al v Prescott et al.** *Response to Request for Production*

THE INFORMATION CONTAINED IN THIS FACSIMILE IS CONFIDENTIAL AND MAY ALSO BE ATTORNEY PRIVILEGED

Norman G. Matlock, PC

Attorney At Law

Two Penn Center, Suite 200
Philadelphia, PA 19102
(215) 854-6373
(215) 548-9109 Fax

One Greentree Center, Suite 201
Marlton, NJ 08053
(856) 985-2999

20 July 2003

Robert T. Seiwell, Esquire
337 West State Street
Media, PA 19063

Re: Mobley et al. v. Prescott and Associates
No. 03-50655, CCP, Delaware County, PA

Dear Attorney Seiwell:

Norman G. Matlock

INVESTMENT ADVISORS & CONSULTANTS, INC.
384 West Park Avenue, Bldg. C, Ocean, NJ 07712
Tel: 732-493-0620 Fax: 732-493-1722
Member NASD & SIPC

NEW ACCOUNT FORM

[✓] New Account [ ] Updated Information

Registered Representative Name	Registered Rep Number
Walter Prescott	P01

GENERAL INFORMATION

	Client	Spouse (if any)
First Name / Middle / Last Name	JOSEPH H. SHAFFER Jr.	
Street Address (P.O. Box also needs street address)	311 N. SYCAMORE ST. CLIFTON HEIGHTS PA 19018	
Home Phone	610-284-4160	
Business Phone	———	
Social Security Number	189-42-9399	
Date of Birth	5/12/51	
U.S. Citizen	[✓] Yes [ ] No	[ ] Yes [ ] No
If No, Passport Number		

EMPLOYMENT INFORMATION

	Client	Spouse
Name and Address	RETIRED	
Occupation [ ] Mark if Self Employed		
Annual Salary		

CLIENT PROFILE

Investment Experience	Mutual Funds	Variable Annuities	Stock
None	[ ]	[ ]	[ ]
Little	[ ]	[ ]	[✓]
Moderate	[✓]	[ ]	[ ]
Extensive	[ ]	[ ]	[ ]

Adjusted Gross Income: 20,000
Net Worth: 250,000
Net Worth (Excluding Primary Residence): 250,000
Net Liquid Assets: 200,000

Investment Objectives:
[ ] Income
[✓] Growth
[ ] Speculation
[ ] Safety of Principal
[ ] Tax Free/Deferred
[ ] Other

Is either party or immediate family member affiliated with or employed by an NASD Member Firm? [ ] Yes [✓] No
If yes, what firm?

Risk Tolerance: [ ] Low [✓] Moderate [ ] High

Tax Bracket: [✓] 0-15% [ ] 16-28% [ ] 29-36% [ ] 36% -

CERTIFICATION

I certify that the information, provided on this form, is true, correct and complete.

Signature: Joseph H. Shaffer Jr. Date: 3/2/00

Signature: ________ Date: ________

OFFICE USE ONLY

Representative Signature: Walter Prescott Date: 3/2/00

Home or Branch Office Signature: ________

INVESTMENT ADVISORS & CONSULTANTS, INC.
804 West Park Avenue, Bldg. C, Ocean, NJ 07712
Tel: 732-493-0620 Fax: 732-493-1722
Member NASD & SIPC

PROSPECTUS RECEIPT FORM

ONE OF THE FOLLOWING MUST BE MARKED

☐ This is an existing account – **No New Account Form required**

☑ This is a new client – **A New Account Form is enclosed**

First Name	Middle	Last Name		
Joseph	H.	SHAFFER JR		
Street Address (P.O. Box also needs street address)		**City**	**State**	**Zip**
311 N. SYCAMORE ST.		CLIFTON Heights	PA	19018
Home Telephone		**Business Telephone**		
610 - 284 - 4160		—		

Have the various pricing alternatives (share classes), and their operating expenses, been fully explained and do you understand how they work?

☑ Yes ☐ No

Is this purchase being made from the proceeds from another Mutual Fund or Variable Annuity Liquidation?

☐ Yes ☑ No

If the transaction involves a Mutual Fund or Variable Annuity Liquidation, has the possibility of a capital gain or loss and/or the possibility of existing, or new, contingent deferred sales charges, or sales charges been fully explained to you?

☐ Yes ☐ No ☑ N/A

If the liquidation involves a CD distribution, has the possibility of any penalties been fully explained?

☐ Yes ☐ No ☑ N/A

Has it been explained and do you understand that mutual funds, annuities and other investment products: Are not FDIC insured; Are not deposits or obligations of, or guaranteed by, any financial institution; Are subject to investment risks, including possible loss of the principal amount invested?

☑ Yes ☐ No

Are you, or an immediate family member, currently employed by another Broker/Dealer?

☐ Yes ☑ No If yes, which Broker/Dealer

I (We) acknowledge receipt of a current prospectus for the following investment(s)

AMERICAN SKANDIA FUNDS

Date: 3/2/00	**Representative Signature:** Walter H [signature]
Client Signature: X Joseph H. Shaffer Jr.	**Supervisor Signature:**
Joint Signature (if any):	**Home Office Signature:**

... check class of each fund being purchased. Specify dollar amount of investment. **Note: minimum initial investment is $1000 per fund or $50 when participating in an Automatic Investment Plan (AIP).** Class A, B, C and X shares are available only under the terms set forth in the Prospectus under How to Buy Shares. If no class of shares is selected, Class A shares will be purchased.

Fund Name

AMERICAN SKANDIA ADVISOR FUNDS, INC.

MUTUAL FUND Individual Retirement Account (IRA) Application

ASAF Customer Service call center 1-888-386-3484, 8:30 AM – 8:00 PM EST, Monday – Friday

for office use only

Mail your ASAF Mutual Fund Application to:
American Skandia Advisor Funds, Inc.
P.O. Box 8012
Boston, MA 02266-8012

Express, Certified & Registered Mail to:
American Skandia Advisor Funds, Inc.
66 Brooks Drive
Braintree, MA 02184

Type of IRA Investment *check only one*

New, individual IRA. One account. $2000 maximum annual contribution.

( ) Regular IRA Tax Year ________ ( ) Roth IRA Tax Year ________

IRA Rollover: If you have taken receipt of funds from a source as stated below, and are enclosing a check for that money, no transfer form is needed.

(✓) Employer Sponsored Retirement Plan or a Regular IRA to a Regular IRA.
( ) Roth IRA to a Roth IRA.
( ) Conversion of Regular IRA to Roth IRA.

Transfer of Assets: If you have not taken receipt of funds and are authorizing American Skandia to request your IRA be transferred directly from another custodian, please complete this application and an Asset Transfer Authorization Form. No check is required.

( ) Regular IRA to a Regular IRA.
( ) Conversion from Regular IRA to Roth IRA.
( ) Roth IRA to Roth IRA.

Direct Rollover: If you have not taken receipt of funds and are authorizing American Skandia to request a direct transfer of an eligible rollover distribution from an Employer Sponsored Retirement Plan to an IRA, please complete this application and a Direct Rollover Authorization Form. No check is required.

( ) Employer Sponsored Retirement Plan (includes: Qualified Plans & 403(b)'s) to a Regular IRA.
(Note: A direct rollover from an Employer Sponsored Retirement Plan to a Roth IRA is not allowed).

Individual Retirement Account Registration

owner's first name: JOSEPH
middle initial: H
last name: SHAFFER JR.

owner's social security number (used for tax reporting): 189-42-9399

owner's date of birth: month 5 day 12 year 51

mailing address (including apartment or box number): 311 N SYCAMORE ST APT B9

city: CLIFTON HEIGHTS
state: PA
zip: 19018-

home phone: 610-284 4160
work phone: - -

Investment Dealer *Your financial advisor can supply this information. Please print clearly.*

dealer firm: INVESTMENT ADVISORS CONSULTANTS

registered representative's street address: 1 PENN CENTER SUITE 200

city: PHILA
state: PA
zip: 19102-

branch number:
dealer number:
phone number: 215-854-6368

rep number	first name	middle initial	last name	percentage	initials
501	WALTER	H	PRESCOTT		

FROM : MATLOCK PHONE NO. : 2155489109 Jul. 21 2003 08:49AM P4

4 FUND SELECTION

Please check class of each fund being purchased. Specify dollar amount of investment. **Note: minimum initial investment is $1000 per fund or $50 when participating in an Automatic Investment Plan (AIP).** Class A, B, C and X shares are available only under the terms set forth in the Prospectus under How to Buy Shares. If no class of shares is selected, Class A shares will be purchased.

Fund Name	Class A	Class B	Class C	Class X	Amount	%
ASAF Founders International Small Capitalization Fund	☐ 920	☐ 930	☐ 940	☐ 950	$	
ASAF T. Rowe Price International Equity Fund	☐ 921	☐ 931	☐ 941	☐ 951	$	
ASAF Janus Overseas Growth Fund	☐ 964	☐ 965	☐ 966	☐ 967	$	
ASAF AIM International Equity Fund	☐ 1062	☐ 1063	☐ 1064	☐ 1065	$	
ASAF Janus Small-Cap Growth	☐ 922	☐ 932	☐ 942	☐ 952	$	
ASAF T. Rowe Price Small Company Value Fund	☐ 923	☐ 933	☐ 943	☐ 953	$	
ASAF Neuberger Berman Mid-Cap Growth Fund	☐ 663	☐ 664	☐ 665	☐ 597	$	
ASAF Neuberger Berman Mid-Cap Value Fund	☐ 660	☐ 661	☐ 662	☐ 538	$	
ASAF Oppenheimer Large-Cap Growth	☐ 960	☐ 961	☐ 962	☐ 963	$	
ASAF Marsico Capital Growth Fund	☐ 602	☐ 603	☐ 604	☐ 537	$	
ASAF Janus Capital Growth Fund	☐ 924	☐ 934	☐ 944	☐ 954	$	
ASAF Lord Abbett Growth and Income Fund	☐ 210	☐ 211	☐ 212	☐ 213	$	
ASAF INVESCO Equity Income Fund	☐ 925	☐ 935	☐ 945	☐ 955	$	
ASAF American Century Strategic Balanced Fund	☐ 926	☐ 936	☐ 946	☐ 956	$	
ASAF MFS Growth and Income Fund	☐ 1066	☐ 1067	☐ 1068	☐ 1069	$	
ASAF Bankers Trust Managed Indes 500 Fund	☐ 1070	☐ 1071	☐ 1072	☐ 1073	$	
ASAF Federated High Yield Bond Fund	☐ 927	☐ 937	☐ 947	☐ 957	$	
ASAF Total Return Bond Fund	☐ 928	☐ 938	☐ 948	☐ 958	$	
ASAF JPM Money Market Fund	☐ 929	☐ 939	☐ 949	☐ 959	$	
TOTAL INVESTMENT:					$	100%

Please make checks payable to: **American Skandia Advisor Funds, Inc.**

5 BENEFICIARY DESIGNATION *(All information in this section is required.)*

name(s) of primary beneficiaries (required)

first name, middle initial, last name or entity name	%	social security #/tax ID #	date of birth or trust	relationship (if applicable)
LATITIA MOBLEY	7	201-58-9781	3/17/78	DAUGHTER
MARTHA JAMISON	8	199 48 7868	5/29/56	SISTER

name(s) of ~~contingent~~ PRIMARY beneficiaries (optional)

first name, middle initial, last name or entity name	%	social security #/tax ID #	date of birth or trust	relationship (if applicable)
ALAN SHAFFER	7	179 46 4214	5/24/56	BROTHER
PAULINE ZERBE	7	160 54 6252	1/7/62	SISTER

Please be sure that percentages in each beneficiary category add up to a total of 100%.

I hereby designate the person(s) named in Section 5 as primary beneficiary(ies) to receive payment of the value of my IRA account upon my death. If more than one person is named and no percentages are indicated, payment shall be made in equal shares to my primary beneficiary(ies) who survive me. If a percentage is indicated and a primary beneficiary does not survive me, the percentage of that beneficiary's share shall be divided equally among the surviving primary beneficiary(ies).

If there is no primary beneficiary(ies) living at the time of my death, I hereby specify that the balance is to be distributed to my contingent beneficiary(ies) listed in Section 5. Payment to contingent beneficiaries will be made according to the rules of succession described in the preceding paragraph.

IMPORTANT: This designation of beneficiary may have important tax or estate planning effects. Also, if you are married and reside in a community property state (*Arizona, California, Idaho,* Louisiana, Nevada, New Mexico, Texas, Washington or Wisconsin) you may need to obtain your spouse's consent in order to designate someone other than your spouse as primary beneficiary for at least half of your account. See your attorney or other tax professional for advice and additional information.

4 FUND SELECTION

Please check class of each fund being purchased. Specify dollar amount of investment. **Note: minimum initial investment is $1000 per fund or $50 when participating in an Automatic Investment Plan (AIP).** Class A, B, C and X shares are available only under the terms set forth in the Prospectus under How to Buy Shares. *If no class of shares is selected, Class A shares will be purchased.*

Fund Name	Class A	Class B	Class C	Class X	Amount	%
ASAF Founders International Small Capitalization Fund	❑ 920	❑ 930	❑ 940	❑ 950	$	
ASAF T. Rowe Price International Equity Fund	❑ 921	❑ 931	❑ 941	❑ 951	$	
ASAF Janus Overseas Growth Fund	❑ 964	❑ 965	❑ 966	❑ 967	$	
ASAF AIM International Equity Fund	❑ 1062	❑ 1063	❑ 1064	❑ 1065	$	
ASAF Janus Small-Cap Growth	❑ 922	❑ 932	❑ 942	❑ 952	$	
ASAF T. Rowe Price Small Company Value Fund	❑ 923	❑ 933	❑ 943	❑ 953	$	
ASAF Neuberger Berman Mid-Cap Growth Fund	❑ 663	❑ 664	❑ 665	❑ 597	$	
ASAF Neuberger Berman Mid-Cap Value Fund	❑ 660	❑ 661	❑ 662	❑ 538	$	
ASAF Oppenheimer Large-Cap Growth	❑ 960	❑ 961	❑ 962	❑ 963	$	
ASAF Marsico Capital Growth Fund	❑ 602	❑ 603	❑ 604	❑ 537	$	
ASAF Janus Capital Growth Fund	❑ 924	❑ 934	❑ 944	❑ 954	$	
ASAF Lord Abbett Growth and Income Fund	❑ 210	❑ 211	❑ 212	❑ 213	$	
ASAF INVESCO Equity Income Fund	❑ 925	❑ 935	❑ 945	❑ 955	$	
ASAF American Century Strategic Balanced Fund	❑ 926	❑ 936	❑ 946	❑ 956	$	
ASAF MFS Growth and Income Fund	❑ 1066	❑ 1067	❑ 1068	❑ 1069	$	
ASAF Bankers Trust Managed Indes 500 Fund	❑ 1070	❑ 1071	❑ 1072	❑ 1073	$	
ASAF Federated High Yield Bond Fund	❑ 927	❑ 937	❑ 947	❑ 957	$	
ASAF Total Return Bond Fund	❑ 928	❑ 938	❑ 948	❑ 958	$	
ASAF JPM Money Market Fund	❑ 929	❑ 939	❑ 949	❑ 959	$	
TOTAL INVESTMENT:					$	100%

Please make checks payable to: **American Skandia Advisor Funds, Inc.**

5 BENEFICIARY DESIGNATION *(All information in this section is required.)*

name(s) of primary beneficiaries (required) MASLIN

first name, middle initial, last name or entity name	%	social security #/tax ID #	date of birth or trust	relationship (if applicable)
LATITIA VICTORIA MOBLEY	7	201-58-9781	3/17/78	DAUGHTER
MARTHA JAMISON	8		5/29/56	SISTER

name(s) of ~~contingent~~ PRIMARY beneficiaries (optional)

first name, middle initial, last name or entity name	%	social security #/tax ID #	date of birth or trust	relationship (if applicable)
ALAN SHAFFER	7		5/24/56	BROTHER
PAULINE ZERBE	7		1/7/62	SISTER

Please be sure that percentages in each beneficiary category add up to a total of 100%.

I hereby designate the person(s) named in Section 5 as primary beneficiary(ies) to receive payment of the value of my IRA account upon my death. If more than one person is named and no percentages are indicated, payment shall be made in equal shares to my primary beneficiary(ies) who survive me. If a percentage is indicated and a primary beneficiary does not survive me, the percentage of that beneficiary's share shall be divided equally among the surviving primary beneficiary(ies).

If there is no primary beneficiary(ies) living at the time of my death, I hereby specify that the balance is to be distributed to my contingent beneficiary(ies) listed in Section 5. Payment to contingent beneficiaries will be made according to the rules of succession described in the preceding paragraph.

IMPORTANT: This designation of beneficiary may have important tax or estate planning effects. Also, if you are married and reside in a community property state (Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington or Wisconsin) you may need to obtain your spouse's consent in order to designate someone other than your spouse as primary beneficiary for at least half of your account. See your attorney or other tax professional for advice and additional information.

38 Maplewood Mall, Philadelphia Pa 19144
215 849-2900

Prescott&Associates

Fax

To:	LISA Hughes	**From:**	Walter H Prescott
Fax:	215 849-6129	**Pages:**	~~2~~ 3 including
Phone:	215 849-2900	**Date:**	1/20/2002
Re:	Joseph SHAFFER	**CC:**	

☐ **Urgent** ☑ **For Review** ☐ **Please Comment** ☐ **Please Reply** ☐ **Please Recycle**

• **Comments:**

The Beneficiaries were changed and the percentage was changed in 3/of 2000 to 12.5% each.

Victoria Maslin replaced Susan A. Ruffin.

WHP

LAW OFFICES
F.D. HENNESSY JR.
55 N. LANSDOWNE AVENUE
P. O. BOX 217
LANSDOWNE, PA 19050

Phone (610) 623-3445
FAX (610) 623-1767

FAX COVER SHEET

TO: Walter Prescott
Investment Advisors & Consultants

FROM: F.D. Hennessy Jr., Esquire

DATE: January 30, 2002

RE: Estate of Joseph Shaffer, Jr., Dec'd

FAX: (215) 849-6129

PAGES: 4 (Including Cover Sheet)

ADDITIONAL MESSAGE:

Dear Mr. Prescott:

As requested by Ken Christian, attached are a copy of the letter requesting date of death information sent to State Street Bank & Trust on January 8, 2002; death certificate of Joseph Shaffer, Jr.; and the short certificate issued by the court appointing me administrator of this estate.

I look foward to hearing back from you this afternoon.

Sincerely yours,

F.D. Hennessy Jr., Administrator

Lisa Hughes

NOTICE

Commonwealth of Pennsylvania
Delaware County } ss:

I, MICHAEL F.X. GILLIN, ESQ., Register for the Probate of Wills and Granting Letters Testamentary and of Administration in and for the County of Delaware, in the Commonwealth of Pennsylvania, do hereby Certify that on the 27TH day of DECEMBER , 20 01

---F.D. HENNESSY, JR.---

--(VIEVE SHAFFER HAVING RENOUNCED)--

wAS-- duly and legally appointed as ---ADMINISTRATOR--- of the estate of

---JOSEPH SHAFFER, JR. AKA- JOSEPH H. SHAFFER, JR.---

---WHO DIED 10/20/2001---

late of Delaware County, Pennsylvania, and haS-- been duly qualified as such according to law, as can be verified by reference to the records in my office, and that the letters have not been revoked.

WITNESS my hand and seal of office, at Media in the County aforesaid, this 3RD--

day of JANUARY--- , 20 02-- .

Deputy Register of Wills

I Hereby Certify That The Within Is A True And Correct Copy Of The Original

REVISED 1/2/2000

LAW OFFICES
F.D. HENNESSY JR.
55 N. LANSDOWNE AVENUE
P. O. BOX 217
LANSDOWNE, PA 19050

Phone (610) 623-3445
FAX (610) 623-1767

January 8, 2001

State Street Bank & Trust
c/o Walter Prescot & Associates
38 Maplewood Street, 2nd Floor
Philadelphia, PA 19144

Re: **Estate of JOSEPH SHAFFER, JR.**
a/k/a Joseph H. Shaffer, Jr.
SSN: 189-42-9399
Date of Death: October 20, 2001

Dear Sir/Madam:

I am the personal representative for this estate. Please fill in the information requested on the enclosed copy of this letter and return it to me at P.O. Box 217, Lansdowne, PA 19050-0217. This information is needed for state and federal tax purposes. A short certificate is enclosed+original death certificate.

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
FIRST UNION NATIONAL BANK
AUTHORIZED SIGNATURE
(1751) X9003473
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM
SR

Sincerely yours,

F.D. HENNESSY JR., Administrator

1. *BROKERAGE ACCOUNTS*, stocks, reinvested dividends. Please list all accounts with the information requested, under item #2.

2. Savings, bonds, certificates and checking accounts. Please list all accounts with the information requested, including the following:

			Number of Shares / Date of Death Balance			
Acct #	**Titled**	**Date Joint**	**Principal**	**Acc. Int. From 1/1**		**Total**

3. Closed accounts. Please list all accounts which closed within one (1) year prior to date of death.

Transferred from Acct#	**Titled**	**Date Closed**	**Transferred To**	**Amount**

Signature & Title of Person providing above information

FDH/lmh

3/15/00

Joseph Shaffer Jr. 311 N. Sycamore Street Clifton Heights, Pa. 19018

American Skandia
P.O. Box 9179
Boston, Mass. 02205

To Whom It May Concern:
I would like a partial redemption from my account in the amount of Twenty nine thousand ($29,000) dollars. I am aware that there are tax penalties for early withdrawal from Ira accounts.

Please withhold eight thousand ($8,000) dollars for federal tax purposes. Also please mail check to my address of record as soon as possible.

Thank You

Joseph Shaffer

Attn Operations :

I have a systematic Ira Withdrawal plan . My account number is 7450243 . I would like to have $200 PER MONTH WITHHELD FOR FEDERAL TAXES FROM MY MONTHLY WITHDRAWALS .

Please take $50 from each of my four funds to equal the $200 .

Sincerely

Joseph H. Shaffer Jr.

Walter H. Prescott
Registered Representative

Quarterly Consolidated Statement

January 1, 2002 through December 31, 2002

ASAF Goldman Concentrated Growth Fund Class B

FUND NUMBER: 934
ACCOUNT NUMBER: 7450243

STATE STREET BANK & TRUST CO
CUST FOR THE ROLLOVER IRA OF
JOSEPH H SHAFFER JR

Account Type:
IRA ROLLOVER

TRADE DATE	ACCOUNT ACTIVITY	DOLLAR AMOUNT	PRICE PER SHARE	SHARES THIS TRANSACTION	TOTAL SHARES OWNED
	Market Value as of 01/01/02	**$23,421.40**	**$11.98**		**1,955.042**
01/25/02	SYS PREM DISTRIB -ACH	-$635.00	$11.37	-55.849	1,899.193
11/14/02	TO ASAF MMKTB 7450243	-$16,352.05	$8.61	-1,899.193	0.000
	Market Value as of 12/31/02	**$0.00**	**$8.16**		

Summary	This Quarter	Year-to-Date
Dividend Income	$0.00	$0.00
Long-Term Capital Gain	$0.00	$0.00

ASAF Money Market Fund Class B

FUND NUMBER: 939
ACCOUNT NUMBER: 7450243

STATE STREET BANK & TRUST CO
CUST FOR THE ROLLOVER IRA OF
JOSEPH H SHAFFER JR

Account Type:
IRA ROLLOVER

TRADE DATE	ACCOUNT ACTIVITY	DOLLAR AMOUNT	PRICE PER SHARE	SHARES THIS TRANSACTION	TOTAL SHARES OWNED
	Market Value as of 01/01/02	**$0.00**	**$1.00**		**0.000**
11/14/02	FR GROWTHINCB 7450243	$43,345.01	$1.00	43,345.010	43,345.010
11/14/02	FR GSCONGROWB 7450243	$16,352.05	$1.00	16,352.050	59,697.060
11/14/02	FR MIDCAPGROB 7450243	$6,568.46	$1.00	6,568.460	66,265.520
11/15/02	TRANSFER TO 908376	$0.00	$0.00	-8,283.190	57,982.330
11/15/02	TRANSFER TO 908384	$0.00	$0.00	-8,283.190	49,699.140
11/15/02	TRANSFER TO 908388	$0.00	$0.00	-8,283.190	41,415.950
11/15/02	TRANSFER TO 908372	$0.00	$0.00	-8,283.190	33,132.760
11/18/02	TRANSFER TO 908399	$0.00	$0.00	-8,283.190	24,849.570
11/19/02	TRANSFER TO 7363498	$0.00	$0.00	-8,283.190	16,566.380
11/19/02	TRANSFER TO 7363502	$0.00	$0.00	-8,283.190	8,283.190
11/29/02	INCOME REINVEST	$0.04	$1.00	0.040	8,283.230
12/13/02	2002 FIDUCIARY ADMIN. FEE	-$15.00	$1.00	-15.000	8,268.230
12/17/02	FIDUCIARY ADMIN. FEE	-$15.00	$1.00	-15.000	8,253.230
12/17/02	TRANSFER TO 7977959	$0.00	$0.00	-8,253.230	0.000
12/17/02	CANCEL FIDUCIARY FEE	$15.00	$1.00	15.000	15.000
12/17/02	TRANSFER TO 7977959	$0.00	$0.00	-15.000	0.000
	Market Value as of 12/31/02	**$0.00**	**$1.00**		

Summary	This Quarter	Year-to-Date
Dividend Income	$0.04	$0.04
Long-Term Capital Gain	$0.00	$0.00

The current yield for the ASAF Money Market Class B Fund for the 7-Day period ending 12/31/02 was 0.00%.

When you sell your shares, you may be subject to a contingent deferred sales charge. Please check your Fund Prospectus for specific charges and other fees that may apply.

Please review this confirmation promptly. If there are any errors or omissions on this transaction confirmation statement, please call 1-888-386-3484. You must notify us no later than 10 days of receiving this confirmation.

Please check class of each fund being purchased. Specify dollar amount of investment. **Note: minimum initial investment is $1000 per fund or $50 when participating in an Automatic Investment Plan (AIP).** Class A, B, C and X shares are available only under the terms set forth in the Prospectus under How to Buy Shares. *If no class of shares is selected, Class A shares will be purchased.*

Fund Name	Class A	Class B	Class C	Class X	Amount	%
ASAF Founders International Small Capitalization Fund	☐ 920	✓ 930	☐ 940	☐ 950	$	10
ASAF T. Rowe Price International Equity Fund	☐ 921	☐ 931	☐ 941	☐ 951	$	
ASAF Janus Overseas Growth Fund	☐ 964	✓ 965	☐ 966	☐ 967	$	20
ASAF AIM International Equity Fund	☐ 1062	☐ 1063	☐ 1064	☐ 1065	$	
ASAF T. Rowe Price Small Company Value Fund	☐ 923	☐ 933	☐ 943	☐ 953	$	
ASAF Neuberger Berman Mid-Cap Growth Fund	☐ 663	☐ 664	☐ 665	☐ 597	$	
ASAF Neuberger Berman Mid-Cap Value Fund	☐ 660	☐ 661	☐ 662	☐ 538	$	
ASAF Oppenheimer Large-Cap Growth	☐ 960	☐ 961	☐ 962	☐ 963	$	
ASAF Marsico Capital Growth Fund	☐ 602	☐ 603	☐ 604	☐ 537	$	
ASAF Janus Capital Growth Fund	☐ 924	✓ 934	☐ 944	☐ 954	$	35
ASAF Lord Abbett Growth and Income Fund	☐ 210	✓ 211	☐ 212	☐ 213	$	35
ASAF INVESCO Equity Income Fund	☐ 925	☐ 935	☐ 945	☐ 955	$	
ASAF American Century Strategic Balanced Fund	☐ 926	☐ 936	☐ 946	☐ 956	$	
ASAF MFS Growth and Income Fund	☐ 1066	☐ 1067	☐ 1068	☐ 1069	$	
ASAF Bankers Trust Managed Index 500 Fund	☐ 1070	☐ 1071	☐ 1072	☐ 1073	$	
ASAF Federated High Yield Bond Fund	☐ 927	☐ 937	☐ 947	☐ 957	$	
ASAF Total Return Bond Fund	☐ 928	☐ 938	☐ 948	☐ 958	$	
ASAF JPM Money Market Fund	☐ 929	☐ 939	☐ 949	☐ 959	$	
TOTAL INVESTMENT:					$	100%

Please make checks payable to: **American Skandia Advisor Funds, Inc.**

5 BENEFICIARY DESIGNATION *(All information in this section is required.)*

name(s) of primary beneficiaries (required) 12.5

first name, middle initial, last name or entity name	%	social security #/tax ID #	date of birth or trust	relationship (if applicable)
SUSAN A. RUFFIN	50	170 48 3994	12/28/56	Fiancee
RANELL Rich	7	192 56 8688	5/1/72	DAUGHTER

name(s) of ~~contingent~~ PRIMARY beneficiaries (optional)

first name, middle initial, last name or entity name	%	social security #/tax ID #	date of birth or trust	relationship (if applicable)
DONNA Thomas	7		2/24/68	DAUGHTER
CATHERINE Mobley	7	192 56 9377	5/3/75	DAUGHTER

Please be sure that percentages in each beneficiary category add up to a total of 100%.

I hereby designate the person(s) named in Section 5 as primary beneficiary(ies) to receive payment of the value of my IRA account upon my death. If more than one person is named and no percentages are indicated, payment shall be made in equal shares to my primary beneficiary(ies) who survive me. If a percentage is indicated and a primary beneficiary does not survive me, the percentage of that beneficiary's share shall be divided equally among the surviving primary beneficiary(ies).

If there is no primary beneficiary(ies) living at the time of my death, I hereby specify that the balance is to be distributed to my contingent beneficiary(ies) listed in Section 5. Payment to contingent beneficiaries will be made according to the rules of succession described in the preceding paragraph.

IMPORTANT: This designation of beneficiary may have important tax or estate planning effects. Also, if you are married and reside in a community property state (Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington or Wisconsin) you may need to obtain your spouse's consent in order to designate someone other than your spouse as primary beneficiary for at least half of your account. See your attorney or other tax professional for advice and additional information.

Norman G. Matlock, Esq.

Attorney At Law

Two Penn Center, Suite 200
Philadelphia, PA 19102
(215) 854-6373
(215) 548-9109 Fax

One Greentree Center, Suite 201
Marlton, NJ 08053
(856) 985-2999

20 July 2003

Robert T. Seiwell, Esquire
337 West State Street
Media, PA 19063

Re: Mobley et al. v. Prescott and Associates
No. 03-50655, CCP, Delaware County, PA

Dear Attorney Seiwell:

Please find enclosed a copy of Mr. Prescott's file regarding Joseph H. Shaffer, Jr.

These documents are provided as a response to your request for production of documents.

Sincerely,

Norman G. Matlock

enclosures

Norman G. Matlock, PC

Attorney At Law

Two Penn Center, Suite 200
Philadelphia, PA 19102
(215) 854-6373
(215) 548-9109 Fax

One Greentree Center, Suite 201
Marlton, NJ 08053
(856) 985-2999

20 July 2003

Robert T. Seiwell, Esquire
337 West State Street
Media, PA 19063

Re: Mobley et al. v. Prescott and Associates
No. 03-50655, CCP, Delaware County, PA

Dear Attorney Seiwell:

Please find enclosed a copy of Mr. Prescott's file regarding Joseph H. Shaffer, Jr.

These documents are provided as a response to your request for production of documents.

Sincerely,

Norman G. Matlock

enclosures

INVESTMENT ADVISORS & CONSULTANTS, INC.
804 West Park Avenue, Bldg. C, Ocean, NJ 07712
Tel: 732-493-0628 Fax: 732-493-1723
Member NASD & SIPC

NEW ACCOUNT FORM

[✓] New Account [ ] Updated Information

Registered Representative Name	Registered Rep Numb
Walter Prescott	P01

GENERAL INFORMATION

	Client	Spouse (if any)
First Name / Middle / Last Name	JOSEPH H, SHAFFER Jr.	
Street Address (P.O. Box also needs street address)	311 N. SYCAMORE ST. CLIFTON HeighTS PA 19018	
Home Phone	610-284-4160	
Business Phone	———	
Social Security Number	189-42-9399	
Date of Birth	5/12/51	
U.S. Citizen	[✓] Yes [ ] No	[ ] Yes [ ] No
If no, Passport Number		

EMPLOYMENT INFORMATION

	Client	Spouse
Name and Address	ReTiRed	
Occupation [ ] Mark if Self Employed		
Annual Salary		

CLIENT PROFILE

Investment Experience	Mutual Funds	Variable Annuities	Stock
None	[ ]	[ ]	[ ]
Little	[ ]	[ ]	[✓]
Moderate	[✓]	[ ]	[ ]
Extensive	[ ]	[ ]	[ ]

Adjusted Gross Income: 20,000

Net Worth: 250,000

New Worth (Excluding Primary Residence): 250,000

Net Liquid Assets: 200,000

Investment Objectives

[ ] Income
[✓] Growth
[ ] Speculation
[ ] Safety of Principal
[ ] Tax Free/Deferred
[ ] Other

Is either party or immediate family member affiliated with or employed by an NASD Member Firm? [ ] Yes [✓] No

If yes, what firm?

Risk Tolerance: [ ] Low [✓] Moderate [ ] High

Tax Bracket: [✓] 0-15% [ ] 16-28% [ ] 29-36 [ ] 36% -

CERTIFICATION

I certify that the information, provided on this form, is true, correct and complete.

Joseph H. Shaffer Jr. 3/2/00
Signature Date

Signature Date

OFFICE USE ONLY

Representative Signature Walter H. Prescott Date 3/2/00

Home or Branch Office Signature

INVESTMENT ADVISORS & CONSULTANTS, INC.
804 West Park Avenue, Bldg. C, Ocean, NJ 07712
Tel: 732-493-0620 Fax: 732-493-1722
Member NASD & SIPC

PROSPECTUS RECEIPT FORM

ONE OF THE FOLLOWING MUST BE MARKED

☐ This is an existing account – **No New Account Form required**

☑ This is a new client – **A New Account Form is enclosed**

First Name	Middle	Last Name		
Joseph	H.	SHAFFER JR		
Street Address (P.O. Box also needs street address)		**City**	**State**	**Zip**
311 N. SYCAMORE ST.		CLIFTON Heights	PA	19018
Home Telephone		**Business Telephone**		
610 - 284 - 4160		—		

Have the various pricing alternatives (share classes), and their operating expenses, been fully explained and do you understand how they work?

☑ Yes ☐ No

Is this purchase being made from the proceeds from another Mutual Fund or Variable Annuity Liquidation?

☐ Yes ☑ No

If the transaction involves a Mutual Fund or Variable Annuity Liquidation, has the possibility of a capital gain or loss and/or the possibility of existing, or new, contingent deferred sales charges, or sales charges been fully explained to you?

☐ Yes ☐ No ☑ N/A

If the liquidation involves a CD distribution, has the possibility of any penalties been fully explained?

☐ Yes ☐ No ☑ N/A

Has it been explained and do you understand that mutual funds, annuities and other investment products: Are not FDIC insured; Are not deposits or obligations of, or guaranteed by, any financial institution; Are subject to investment risks, including possible loss of the principal amount invested?

☑ Yes ☐ No

Are you, or an immediate family member, currently employed by another Broker/Dealer?

☐ Yes ☑ No If yes, which Broker/Dealer

I (We) acknowledge receipt of a current prospectus for the following investment(s)

AMERICAN SKANDIA FUNDS

Date: 3/2/00	Representative Signature: Walter H Prescott
Client Signature: X Joseph H. Shaffer Jr	Supervisor Signature:
Joint Signature (if any):	Home Office Signature:

... being purchased. Specify dollar amount of investment. **Note: minimum initial investment is $1000 per fund or $50 when participating in an Automatic Investment Plan (AIP).** Class A, B, C and X shares are available only under the terms set forth in the Prospectus under How to Buy Shares. **If no class of shares is selected, Class A shares will be purchased.**

Fund Name	Class A	Class B	Class C	Class X	Amount	%
ASAF Founders International Small Capitalization Fund	❑ 920	✓ 930	❑ 940	❑ 950	$	10
ASAF T. Rowe Price International Equity Fund	❑ 921	❑ 931	❑ 941	❑ 951	$	
ASAF Janus Overseas Growth Fund	❑ 964	✓ 965	❑ 966	❑ 967	$	20
ASAF AIM International Equity Fund	❑ 1062	❑ 1063	❑ 1064	❑ 1065	$	
ASAF T. Rowe Price Small Company Value Fund	❑ 923	❑ 933	❑ 943	❑ 953	$	
ASAF Neuberger Berman Mid-Cap Growth Fund	❑ 663	❑ 664	❑ 665	❑ 597	$	
ASAF Neuberger Berman Mid-Cap Value Fund	❑ 660	❑ 661	❑ 662	❑ 538	$	
ASAF Oppenheimer Large-Cap Growth	❑ 960	❑ 961	❑ 962	❑ 963	$	
ASAF Marsico Capital Growth Fund	❑ 602	❑ 603	❑ 604	❑ 537	$	
ASAF Janus Capital Growth Fund	❑ 924	✓ 934	❑ 944	❑ 954	$	35
ASAF Lord Abbett Growth and Income Fund	❑ 210	✓ 211	❑ 212	❑ 213	$	35
ASAF INVESCO Equity Income Fund	❑ 925	❑ 935	❑ 945	❑ 955	$	
ASAF American Century Strategic Balanced Fund	❑ 926	❑ 936	❑ 946	❑ 956	$	
ASAF MFS Growth and Income Fund	❑ 1066	❑ 1067	❑ 1068	❑ 1069	$	
ASAF Bankers Trust Managed Index 500 Fund	❑ 1070	❑ 1071	❑ 1072	❑ 1073	$	
ASAF Federated High Yield Bond Fund	❑ 927	❑ 937	❑ 947	❑ 957	$	
ASAF Total Return Bond Fund	❑ 928	❑ 938	❑ 948	❑ 958	$	
ASAF JPM Money Market Fund	❑ 929	❑ 939	❑ 949	❑ 959	$	
TOTAL INVESTMENT:					$	100%

Please make checks payable to: **American Skandia Advisor Funds, Inc.**

5 BENEFICIARY DESIGNATION *(All information in this section is required.)*

name(s) of primary beneficiaries (required) 12.5

first name, middle initial, last name or entity name	%	social security #/tax ID #	date of birth or trust	relationship (if applicable)
SUSAN A. RUFFIN	50	170 48 3994	12/28/56	FIANCEE
RANELL RICH	7	192 56 8688	5/1/72	DAUGHTER

name(s) of ~~contingent~~ PRIMARY beneficiaries (optional)

first name, middle initial, last name or entity name	%	social security #/tax ID #	date of birth or trust	relationship (if applicable)
DONNA THOMAS	7		2/24/68	DAUGHTER
CATHERINE MOBLEY	7	192 56 9377	5/3/75	DAUGHTER

Please be sure that percentages in each beneficiary category add up to a total of 100%.

I hereby designate the person(s) named in Section 5 as primary beneficiary(ies) to receive payment of the value of my IRA account upon my death. If more than one person is named and no percentages are indicated, payment shall be made in equal shares to my primary beneficiary(ies) who survive me. If a percentage is indicated and a primary beneficiary does not survive me, the percentage of that beneficiary's share shall be divided equally among the surviving primary beneficiary(ies).

If there is no primary beneficiary(ies) living at the time of my death, I hereby specify that the balance is to be distributed to my contingent beneficiary(ies) listed in Section 5. Payment to contingent beneficiaries will be made according to the rules of succession described in the preceding paragraph.

IMPORTANT: This designation of beneficiary may have important tax or estate planning effects. Also, if you are married and reside in a community property state (Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington or Wisconsin) you may need to obtain your spouse's consent in order to designate someone other than your spouse as primary beneficiary for at least half of your account. See your attorney or other tax professional for advice and additional information.

ADVISOR FUNDS, INC. | Individual Retirement Account (IRA) Application

ASAF Customer Service call center 1-888-386-3484, 8:30 AM – 8:00 PM EST, Monday – Friday

Mail your ASAF Mutual Fund Application to:
American Skandia Advisor Funds, Inc.
P.O. Box 8012
Boston, MA 02266-8012

Express, Certified & Registered Mail to:
American Skandia Advisor Funds, Inc.
66 Brooks Drive
Braintree, MA 02184

Type of IRA Investment *check only one*

New, individual IRA. One account. $2000 maximum annual contribution.

○ Regular IRA Tax Year ________ ○ Roth IRA Tax Year ________

IRA Rollover: If you have taken receipt of funds from a source as stated below, and are enclosing a check for that money, no transfer form is needed.

☒ Employer Sponsored Retirement Plan or a Regular IRA to a Regular IRA.
○ Roth IRA to a Roth IRA.
○ Conversion of Regular IRA to Roth IRA.

Transfer of Assets: If you have not taken receipt of funds and are authorizing American Skandia to request your IRA be transferred directly from another custodian, please complete this application and an Asset Transfer Authorization Form. No check is required.

○ Regular IRA to a Regular IRA.
○ Conversion from Regular IRA to Roth IRA.
○ Roth IRA to Roth IRA.

Direct Rollover: If you have not taken receipt of funds and are authorizing American Skandia to request a direct transfer of an eligible rollover distribution from an Employer Sponsored Retirement Plan to an IRA, please complete this application and a Direct Rollover Authorization Form. No check is required.

○ Employer Sponsored Retirement Plan (includes: Qualified Plans & 403(b)'s) to a Regular IRA.
(Note: A direct rollover from an Employer Sponsored Retirement Plan to a Roth IRA is not allowed).

Individual Retirement Account Registration

owner's first name: JOSEPH
middle initial: H
last name: SHAFFER JR.

owner's social security number (used for tax reporting): 189-42-9399

owner's date of birth: month 5 day 12 year 51

mailing address (including apartment or box number): 311 N SYCAMORE ST APT B9

city: CLIFTON HEIGHTS
state: PA
zip: 19018-

home phone: 610-284-4160
work phone: - -

Investment Dealer *Your financial advisor can supply this information. Please print clearly.*

dealer firm: INVESTMENT ADVISORS CONSULTANTS

registered representative's street address: 2 PENN CENTER SUITE 200

city: PHILA
state: PA
zip: 19102-

branch number:
dealer number:
phone number: 215-854-6368

rep number	first name	middle initial	last name	percentage	initials
P01	WALTER	H.	PRESCOTT		

4. FUND SELECTION

Please check class of each fund being purchased. Specify dollar amount of investment. **Note: minimum initial investment is $1000 per fund or $50 when participating in an Automatic Investment Plan (AIP).** Class A, B, C and X shares are available only under the terms set forth in the Prospectus under How to Buy Shares. If no class of shares is selected, Class A shares will be purchased.

Fund Name	Class A	Class B	Class C	Class X	Amount	%
ASAF Founders International Small Capitalization Fund	❑ 920	❑ 930	❑ 940	❑ 950	$	
ASAF T. Rowe Price International Equity Fund	❑ 921	❑ 931	❑ 941	❑ 951	$	
ASAF Janus Overseas Growth Fund	❑ 964	❑ 965	❑ 966	❑ 967	$	
ASAF AIM International Equity Fund	❑ 1062	❑ 1063	❑ 1064	❑ 1065	$	
ASAF Janus Small-Cap Growth	❑ 922	❑ 932	❑ 942	❑ 952	$	
ASAF T. Rowe Price Small Company Value Fund	❑ 923	❑ 933	❑ 943	❑ 953	$	
ASAF Neuberger Berman Mid-Cap Growth Fund	❑ 663	❑ 664	❑ 665	❑ 597	$	
ASAF Neuberger Berman Mid-Cap Value Fund	❑ 660	❑ 661	❑ 662	❑ 538	$	
ASAF Oppenheimer Large-Cap Growth	❑ 960	❑ 961	❑ 962	❑ 963	$	
ASAF Marsico Capital Growth Fund	❑ 602	❑ 603	❑ 604	❑ 537	$	
ASAF Janus Capital Growth Fund	❑ 924	❑ 934	❑ 944	❑ 954	$	
ASAF Lord Abbett Growth and Income Fund	❑ 210	❑ 211	❑ 212	❑ 213	$	
ASAF INVESCO Equity Income Fund	❑ 925	❑ 935	❑ 945	❑ 955	$	
ASAF American Century Strategic Balanced Fund	❑ 926	❑ 936	❑ 946	❑ 956	$	
ASAF MFS Growth and Income Fund	❑ 1066	❑ 1067	❑ 1068	❑ 1069	$	
ASAF Bankers Trust Managed Indes 500 Fund	❑ 1070	❑ 1071	❑ 1072	❑ 1073	$	
ASAF Federated High Yield Bond Fund	❑ 927	❑ 937	❑ 947	❑ 957	$	
ASAF Total Return Bond Fund	❑ 928	❑ 938	❑ 948	❑ 958	$	
ASAF JPM Money Market Fund	❑ 929	❑ 939	❑ 949	❑ 959	$	
TOTAL INVESTMENT:					$	100%

Please make checks payable to: **American Skandia Advisor Funds, Inc.**

5. BENEFICIARY DESIGNATION *(All information in this section is required.)*

name(s) of primary beneficiaries (required)

first name, middle initial, last name or entity name	%	social security #/tax ID #	date of birth or trust	relationship (if applicable)
LATITIA mobley	7	201-58-9781	3/17/78	DAughTER
MARThA JAMISON	8	199 48 7868	5/29/56	SiSTER

name(s) of ~~contingent~~ PRIMARY beneficiaries (optional)

first name, middle initial, last name or entity name	%	social security #/tax ID #	date of birth or trust	relationship (if applicable)
ALAN SHAFFER	7	179 46 4214	5/29/56	BROTHER
PAULINE ZERbe	7	160 54 6252	1/7/62	SiSTER

Please be sure that percentages in each beneficiary category add up to a total of 100%.

I hereby designate the person(s) named in Section 5 as primary beneficiary(ies) to receive payment of the value of my IRA account upon my death. If more than one person is named and no percentages are indicated, payment shall be made in equal shares to my primary beneficiary(ies) who survive me. If a percentage is indicated and a primary beneficiary does not survive me, the percentage of that beneficiary's share shall be divided equally among the surviving primary beneficiary(ies).

If there is no primary beneficiary(ies) living at the time of my death, I hereby specify that the balance is to be distributed to my contingent beneficiary(ies) listed in Section 5. Payment to contingent beneficiaries will be made according to the rules of succession described in the preceding paragraph.

IMPORTANT: This designation of beneficiary may have important tax or estate planning effects. Also, if you are married and reside in a community property state (Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington or Wisconsin) you may need to obtain your spouse's consent in order to designate someone other than your spouse as primary beneficiary for at least half of your account. See your attorney or other tax professional for advice and additional information.

4 FUND SELECTION

Please check class of each fund being purchased. Specify dollar amount of investment. **Note: minimum initial investment is $1000 per fund or $50 when participating in an Automatic Investment Plan (AIP).** Class A, B, C and X shares are available only under the terms set forth in the Prospectus under How to Buy Shares. If no class of shares is selected, Class A shares will be purchased.

Fund Name	Class A	Class B	Class C	Class X	Amount	%
ASAF Founders International Small Capitalization Fund	❏ 920	❏ 930	❏ 940	❏ 950	$	
ASAF T. Rowe Price International Equity Fund	❏ 921	❏ 931	❏ 941	❏ 951	$	
ASAF Janus Overseas Growth Fund	❏ 964	❏ 965	❏ 966	❏ 967	$	
ASAF AIM International Equity Fund	❏ 1062	❏ 1063	❏ 1064	❏ 1065	$	
ASAF Janus Small-Cap Growth	❏ 922	❏ 932	❏ 942	❏ 952	$	
ASAF T. Rowe Price Small Company Value Fund	❏ 923	❏ 933	❏ 943	❏ 953	$	
ASAF Neuberger Berman Mid-Cap Growth Fund	❏ 663	❏ 664	❏ 665	❏ 597	$	
ASAF Neuberger Berman Mid-Cap Value Fund	❏ 660	❏ 661	❏ 662	❏ 538	$	
ASAF Oppenheimer Large-Cap Growth	❏ 960	❏ 961	❏ 962	❏ 963	$	
ASAF Marsico Capital Growth Fund	❏ 602	❏ 603	❏ 604	❏ 537	$	
ASAF Janus Capital Growth Fund	❏ 924	❏ 934	❏ 944	❏ 954	$	
ASAF Lord Abbett Growth and Income Fund	❏ 210	❏ 211	❏ 212	❏ 213	$	
ASAF INVESCO Equity Income Fund	❏ 925	❏ 935	❏ 945	❏ 955	$	
ASAF American Century Strategic Balanced Fund	❏ 926	❏ 936	❏ 946	❏ 956	$	
ASAF MFS Growth and Income Fund	❏ 1066	❏ 1067	❏ 1068	❏ 1069	$	
ASAF Bankers Trust Managed Indes 500 Fund	❏ 1070	❏ 1071	❏ 1072	❏ 1073	$	
ASAF Federated High Yield Bond Fund	❏ 927	❏ 937	❏ 947	❏ 957	$	
ASAF Total Return Bond Fund	❏ 928	❏ 938	❏ 948	❏ 958	$	
ASAF JPM Money Market Fund	❏ 929	❏ 939	❏ 949	❏ 959	$	
TOTAL INVESTMENT:					$	100%

Please make checks payable to: **American Skandia Advisor Funds, Inc.**

5 BENEFICIARY DESIGNATION *(All information in this section is required.)*

name(s) of primary beneficiaries (required) MASLIN

first name, middle initial, last name or entity name	%	social security #/tax ID #	date of birth or trust	relationship (if applicable)
LATITIA VICTORIA mobley	7	201-58-9781	3/17/78	DAUGHTER
MARTHA JAMISON	8		5/29/56	SISTER

name(s) of ~~contingent~~ PRIMARY beneficiaries (optional)

first name, middle initial, last name or entity name	%	social security #/tax ID #	date of birth or trust	relationship (if applicable)
ALAN SHAFFER	7		5/29/56	BROTHER
PAULINE ZERBE	7		1/7/62	SISTER

Please be sure that percentages in each beneficiary category add up to a total of 100%.

I hereby designate the person(s) named in Section 5 as primary beneficiary(ies) to receive payment of the value of my IRA account upon my death. If more than one person is named and no percentages are indicated, payment shall be made in equal shares to my primary beneficiary(ies) who survive me. If a percentage is indicated and a primary beneficiary does not survive me, the percentage of that beneficiary's share shall be divided equally among the surviving primary beneficiary(ies).

If there is no primary beneficiary(ies) living at the time of my death, I hereby specify that the balance is to be distributed to my contingent beneficiary(ies) listed in Section 5. Payment to contingent beneficiaries will be made according to the rules of succession described in the preceding paragraph.

IMPORTANT: This designation of beneficiary may have important tax or estate planning effects. Also, if you are married and reside in a community property state (Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington or Wisconsin) you may need to obtain your spouse's consent in order to designate someone other than your spouse as primary beneficiary for at least half of your account. See your attorney or other tax professional for advice and additional information.

LAW OFFICES
F.D. HENNESSY JR.
55 N. LANSDOWNE AVENUE
P. O. BOX 217
LANSDOWNE, PA 19050

Phone (610) 623-3445
FAX (610) 623-1767

FAX COVER SHEET

TO: Walter Prescott
Investment Advisors & Consultants

FROM: F.D. Hennessy Jr., Esquire

DATE: January 30, 2002

RE: Estate of Joseph Shaffer, Jr., Dec'd

FAX: (215) 849-6129

PAGES: 4 (Including Cover Sheet)

ADDITIONAL MESSAGE:

Dear Mr. Prescott:

As requested by Ken Christian, attached are a copy of the letter requesting date of death information sent to State Street Bank & Trust on January 8, 2002; death certificate of Joseph Shaffer, Jr.; and the short certificate issued by the court appointing me administrator of this estate.

I look foward to hearing back from you this afternoon.

Sincerely yours,

F.D. Hennessy Jr., Administrator

Lisa Hughes

NOTICE

Commonwealth of Pennsylvania }
Delaware County } ss:

I, MICHAEL F.X. GILLIN, ESQ., Register for the Probate of Wills and Granting Letters Testamentary and of Administration in and for the County of Delaware, in the Commonwealth of Pennsylvania, do hereby Certify that on the 27TH day of DECEMBER, 20 01

---F.D. HENNESSY, JR.---

--(VIEVE SHAFFER HAVING RENOUNCED)--

wAS-- duly and legally appointed as ---ADMINISTRATOR--- of the estate of

---JOSEPH SHAFFER, JR. AKA- JOSEPH H. SHAFFER, JR.---

---WHO DIED 10/20/2001---

late of Delaware County, Pennsylvania, and haS-- been duly qualified as such according to law, as can be verified by reference to the records in my office, and that the letters have not been revoked.

WITNESS my hand and seal of office, at Media in the County aforesaid, this 3RD--

day of JANUARY---, 20 02--.

Deputy Register of Wills

I Hereby Certify That The Within Is A True And Correct Copy Of The Original

REVISED 1/2/2000

LAW OFFICES
F.D. HENNESSY JR.
55 N. LANSDOWNE AVENUE
P. O. BOX 217
LANSDOWNE, PA 19050

Phone (610) 623-3445
FAX (610) 623-1767

January 8, 2001

State Street Bank & Trust
c/o Walter Prescot & Associates
38 Maplewood Street, 2nd Floor
Philadelphia, PA 19144

Re: Estate of JOSEPH SHAFFER, JR.
a/k/a Joseph H. Shaffer, Jr.
SSN: 189-42-9399
Date of Death: October 20, 2001

Dear Sir/Madam:

I am the personal representative for this estate. Please fill in the information requested on the enclosed copy of this letter and return it to me at P.O. Box 217, Lansdowne, PA 19050-0217. This information is needed for state and federal tax purposes. A short certificate is enclosed + original death certificate.

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
FIRST UNION NATIONAL BANK
AUTHORIZED SIGNATURE
(1751) X 9 0 0 3 4 7 3
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM℠
GR

Sincerely yours,

F.D. HENNESSY JR., Administrator

1. *BROKERAGE ACCOUNTS*, stocks, reinvested dividends. Please list all accounts with the information requested, under item #2.

2. Savings, bonds, certificates and checking accounts. Please list all accounts with the information requested, including the following:

Acct #	Titled	Date Joint	Number of Shares Date of Death Balance Principal	Acc. Int. From 1/1	Total

3. Closed accounts. Please list all accounts which closed within one (1) year prior to date of death.

Transferred from Acct#	Titled	Date Closed	Transferred To	Amount

Signature & Title of Person providing above information

FDH/lmh

3/10/00

Joseph Shaffer Jr. 311 N. Sycamore Street Clifton Heights, Pa. 19018

American Skandia
P.O. Box 9179
Boston, Mass. 02205

To Whom It May Concern:
I would like a partial redemption from my account in the amount of Twenty nine thousand ($29,000) dollars. I am aware that there are tax penalties for early withdrawal from Ira accounts.

Please withhold eight thousand ($8,000) dollars for federal tax purposes. Also please mail check to my address of record as soon as possible.

Thank You

Joseph Shaffer

Attn Operations :

I have a systematic Ira Withdrawal plan . My account number is 7450243 . I would like to have $200 PER MONTH WITHHELD FOR FEDERAL TAXES FROM MY MONTHLY WITHDRAWALS .

Please take $50 from each of my four funds to equal the $200 .

Sincerely

Joseph H. Shaffer Jr.

Walter H. Prescott
Registered Representative

801

Quarterly Consolidated Statement

January 1, 2002 through December 31, 2002

ASAF Goldman Concentrated Growth Fund Class B

FUND NUMBER: 934
ACCOUNT NUMBER: 7450243

STATE STREET BANK & TRUST CO
CUST FOR THE ROLLOVER IRA OF
JOSEPH H SHAFFER JR

Account Type:
IRA ROLLOVER

TRADE DATE	ACCOUNT ACTIVITY	DOLLAR AMOUNT	PRICE PER SHARE	SHARES THIS TRANSACTION	TOTAL SHARES OWNED
	Market Value as of 01/01/02	**$23,421.40**	**$11.98**		**1,955.042**
01/25/02	SYS PREM DISTRIB -ACH	-$635.00	$11.37	-55.849	1,899.193
11/14/02	TO ASAF MMKTB 7450243	-$16,352.05	$8.61	-1,899.193	0.000
	Market Value as of 12/31/02	**$0.00**	**$8.16**		

Summary	This Quarter	Year-to-Date
Dividend Income	$0.00	$0.00
Long-Term Capital Gain	$0.00	$0.00

ASAF Money Market Fund Class B

FUND NUMBER: 939
ACCOUNT NUMBER: 7450243

STATE STREET BANK & TRUST CO
CUST FOR THE ROLLOVER IRA OF
JOSEPH H SHAFFER JR

Account Type:
IRA ROLLOVER

TRADE DATE	ACCOUNT ACTIVITY	DOLLAR AMOUNT	PRICE PER SHARE	SHARES THIS TRANSACTION	TOTAL SHARES OWNED
	Market Value as of 01/01/02	**$0.00**	**$1.00**		**0.000**
11/14/02	FR GROWTHINCB 7450243	$43,345.01	$1.00	43,345.010	43,345.010
11/14/02	FR GSCONGROWB 7450243	$16,352.05	$1.00	16,352.050	59,697.060
11/14/02	FR MIDCAPGROB 7450243	$6,568.46	$1.00	6,568.460	66,265.520
11/15/02	TRANSFER TO 908376	$0.00	$0.00	-8,283.190	57,982.330
11/15/02	TRANSFER TO 908384	$0.00	$0.00	-8,283.190	49,699.140
11/15/02	TRANSFER TO 908388	$0.00	$0.00	-8,283.190	41,415.950
11/15/02	TRANSFER TO 908372	$0.00	$0.00	-8,283.190	33,132.760
11/18/02	TRANSFER TO 908399	$0.00	$0.00	-8,283.190	24,849.570
11/19/02	TRANSFER TO 7363498	$0.00	$0.00	-8,283.190	16,566.380
11/19/02	TRANSFER TO 7363502	$0.00	$0.00	-8,283.190	8,283.190
11/29/02	INCOME REINVEST	$0.04	$1.00	0.040	8,283.230
12/13/02	2002 FIDUCIARY ADMIN. FEE	-$15.00	$1.00	-15.000	8,268.230
12/17/02	FIDUCIARY ADMIN. FEE	-$15.00	$1.00	-15.000	8,253.230
12/17/02	TRANSFER TO 7977959	$0.00	$0.00	-8,253.230	0.000
12/17/02	CANCEL FIDUCIARY FEE	$15.00	$1.00	15.000	15.000
12/17/02	TRANSFER TO 7977959	$0.00	$0.00	-15.000	0.000
	Market Value as of 12/31/02	**$0.00**	**$1.00**		

Summary	This Quarter	Year-to-Date
Dividend Income	$0.04	$0.04
Long-Term Capital Gain	$0.00	$0.00

The current yield for the ASAF Money Market Class B Fund for the 7-Day period ending 12/31/02 was 0.00%.

When you sell your shares, you may be subject to a contingent deferred sales charge. Please check your Fund Prospectus for specific charges and other fees that may apply.

Please review this confirmation promptly. If there are any errors or omissions on this transaction confirmation statement, please call 1-888-386-3484. You must notify us no later than 10 days of receiving this confirmation.

Quarterly Consolidated Statement

January 1, 2002 through December 31, 2002

Consider This

To make additional contributions please make check payable to ASAF, write your account number in the memo line, and mail to: American Skandia Advisor Funds P.O. BOX 8012 Boston MA 02266-8012

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA

NOTICE OF FILING OF MOTION OR PETITION UNDER
LOCAL RULE OF CIVIL PROCEDURE 206(b):
NON-FAMILY MATTER

Latitia Mobley, et al.	: No. 03-50655
v.	:
Prescott and Associates, et al.	:

NATURE OF MATTER LISTED: Motion to Compel

A motion or petition was filed in the above captioned matter on December 31, 2003, which

__X__ Requires you, Respondent, to file an Answer within twenty (20) days of the above date of this notice, or risk the entry of an Order in favor of the Petitioner. Answers must be filed and time stamped by the Office of Judicial Support by 4:30 P.M. on the following date: 1/20/04 ________.

______ Requires you, Respondent, to appear at a hearing on the day of , 2004 at .M. in Courtroom , Delaware County Courthouse, Media, Pennsylvania. At this hearing you must be prepared to present all testimony and/or argument, and must insure that your witnesses will be present.

______ Was timely answered, thus requiring the scheduling of the following hearing in the above captioned matter: , 2004 at 10:00 A.M. in Courtroom ____. You, Petitioner, are responsible for notifying all interested responding parties of this hearing date at least ten (10) days prior thereto.

At this hearing, all parties must be prepared to present all testimony and/or argument and must ensure that their witnesses will be present.

______ Qualifies as an Uncontested Motion or Petition, and as such requires neither an answer from the Respondent nor the scheduling or a hearing in this matter.

______ Has been assigned to Judge ________________.

For OFFICE USE only:

Mailing Date: ________________

Processed By: ________________

RECEIVED

JAN 05 2004

ROBERT T. SEIWELL, ESQUIRE
Attorney for Plaintiffs
337 West State Street
Media, PA 19063
(610) 566-3656

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY, et al. Plaintiffs	: NO. 03-50655
	:
v.	:
PRESCOTT and ASSOCIATES, et al. Defendants	:

ORDER

AND NOW, this day of , 2004, upon motion of plaintiffs' attorney, Robert T. Seiwell, Esquire, for an order compelling discovery, and upon failure of defendant, American Skandia Marketing, Inc., to provide documents as set forth in plaintiff's earlier request for the same, it is ORDERED that defendant, American Skandia Markeing, Inc., shall provide those documents requested in Plaintiff's Request for Production - Set I and a formal response within thirty (30) days of this order or suffer further sanctions as may be directed by the court.

BY THE COURT:

______________________________ J.

ROBERT T. SEIWELL, ESQUIRE
Attorney for Plaintiffs
337 West State Street
Media, PA 19063
(610) 566-3656

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY, et al.
Plaintiffs
v.
PRESCOTT and ASSOCIATES, et al.
Defendants

: NO. 03-50655

MOTION TO COMPEL

Plaintiffs, through their attorney, Robert T. Seiwell, hereby move the court for an Order compelling Defendant, American Skandia Marketing, Inc., to produce documents in response to plaintiff's request for the same under the Pennsylvania Rules of Civil Procedure, as follows:

1. On November 12, 2003, plaintiffs' counsel served upon the attorney for defendant Plaintiff's Request For Production - Set I, Directed to Defendant, American Skandia Marketing, Inc.. A copy of the same, together with the accompanying cover letter, is attached hereto, made a part hereof and marked Exhibit A.

2. On December 19, 2003, plaintiffs' counsel by letter advised defendant's attorney that the requested documents were overdue and asked that the same be provided immediately. Despite the same, defendant has failed and refused to respond to the aforesaid

discovery request. A copy of plaintiffs' counsel's letter is attached hereto, made a part hereof and marked Exhibit B.

WHEREFORE, plaintiffs request the court enter a ORDER requiring defendant, American Skandia Marketing, Inc., provide the documents requested in Plaintiffs' Request for Production together with a formal response.

ROBERT T. SEIWELL, ESQUIRE
Attorney for Plaintiffs

Date: December 31, 2003

ROBERT T. SEIWELL, ESQUIRE
Attorney for Plaintiffs
337 West State Street
Media, PA 19063
(610) 566-3656

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY, : NO. 03-50655
et al.
Plaintiffs :

v. :

PRESCOTT and ASSOCIATES, :
et al.
Defendants

PLAINTIFFS' REQUEST FOR PRODUCTION - SET I
DIRECTED TO DEFENDANT, AMERICAN SKANDIA MARKETING, INC.

Pursuant to the Pennsylvania Rules of Civil Procedure, defendant is directed to produce for inspection and copying the following:

THE PERIOD FOR WHICH ALL DOCUMENTS ARE REQUESTED IS 1/1/00 THROUGH PRESENT, UNLESS INDICATED OTHERWISE.

1. Your entire file pertaining to the establishment and maintenance of the IRA account for Joseph Shaffer, Jr. (hereinafter referred to as "decedent") from 1/1/00 through the present.

2. All correspondence, memorandums or other writings between you and F. D. Hennessy, Jr., the attorney for the estate of the decedent.

3. All correspondence, memorandums or other writings between you and Prescott and Associates relating to decedent's account.

4. Each document on which you have the name and/or address of any of the

EXHIBIT A

beneficiaries of the decedent's American Skandia Advisor Fund account.

5. All correspondence, memorandums or other writings between you and any of the beneficiaries of the decedent's American Skandia Advisor Fund account.

6. All documents of any kind indicating that you provided the names and/or addresses of the beneficiaries of decedent's American Skandia Advisor Fund account to the attorney for the estate of the decedent or any other member of decedent's family.

7. All documents of any kind indicating that you provided the names and/or addresses of the beneficiaries of decedent's American Skandia Advisor Fund account to Prescott and Associates.

8. All documents of any kind indicating that you provided information pertaining to decedent's American Skandia Advisor Fund account to any of the plaintiffs.

9. All documents of any kind indicating when you were advised of decedent's death.

10. All documents of any kind indicating that you advised Prescott and Associates or anyone connected in any way with the fund of the death of the decedent.

11. All statements of account for decedent's American Skandia Advisor Fund account for the period 1/1/00 through 12/31/02.

12 All investigation files pertaining to this matter, excluding mental impressions relating to the merit of the claim.

13 The entire insurance claim file of defendant's carrier relating to this matter.

14 All written or taped statements of any party or witness relating to this matter. Production of the actual tape of any recording and any transcript of any recording is required.

15 All photographs, films, charts, sketches, graphs or diagrams taken, prepared

or intended to be used in this matter.

16 All expert witness reports, memorandums or other writings.

17. All other documents relating to this matter, excluding those items specifically set forth as privileged under Pa.R.C.P. 4003.3.

Production of the foregoing will take place at the law office of Robert T. Seiwell, Esquire, 337 W. State Street, Media, Pennsylvania on December 12, 2003, at 10:00 a.m. unless the requested items are provided to plaintiff's counsel prior to such date.

ROBERT T. SEIWELL, ESQUIRE
Attorney for Plaintiffs

Dated: November 12, 2003

Robert T. Seiwell, Attorney

337 W. State Street
Media, Pennsylvania 19063
e-mail: seiwell@pennlawyer.com

11/12/03
~~June 24, 2003~~

Michael Yanoff, Esq.
2028 N. Broad Street
Lansdale, Pennsylvania 19446

Re: *Mobley, et al. v. Prescott, et al.*

Dear Mike:

Enclosed please find our Request for Production directed to your client.

Kindly see that the requested documents are provided in a timely manner.

Thank you for your cooperation in this matter.

Sincerely,

Robert T. Seiwell

RTS/m
Encl.
cc: Norman G. Matlock, Esq.

Phone: 610- 566-3656 Fax: 610- 565-1912 Cell: 610-420-6650

December 19, 2003

Michael Yanoff, Esq.
2028 N. Broad Street
Lansdale, Pennsylvania 19446

Re: *Mobley, et al. v. Prescott, et al.*

Dear Mike:

The Request for Production directed to your client on November 12, 2003, is overdue. Kindly see that the requested documents are forwarded at this time, so that I may avoid having to file a motion to compel.

Enclosed is a copy of Plaintiff's Reply to New Matter.

Thank you for your cooperation in this matter.

Sincerely,

Robert T. Seiwell

RTS/tl
Enclosure
cc: Norman G. Marlock, Esq. 2 Bala Plaza, Bala Cynwyd 19004

EXHIBIT B

ROBERT T. SEIWELL, ESQUIRE
Attorney for Plaintiffs
337 West State Street
Media, PA 19063
(610) 566-3656

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY, : NO. 03-50655
et al.
Plaintiffs :

v. :

PRESCOTT and ASSOCIATES, :
et al.
Defendants

CERTIFICATION OF SERVICE

Robert T. Seiwell, Esquire, attorney for plaintiffs, hereby certifies that he served a true and correct copy of Plaintiffs' Motion to Compel in this matter upon the following person(s) by regular mail on December 31, 2003:

Michael Yanoff, Esq.
Dischell Bartle Yanoff & Dooley
P.O. Box 107
Lansdale, PA 19446

Norman G. Matlock, Esq.
2 Bala Plaza
Bala Cynwyd, PA 19004

ROBERT T. SEIWELL, ESQUIRE
Attorney for Plaintiffs

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA

NOTICE OF FILING OF MOTION OR PETITION UNDER
LOCAL RULE OF CIVIL PROCEDURE 206(b):
NON-FAMILY MATTER

Latitia Mobley, et al. : No. 03-50655

v. :

Prescott and Associates, et al. :

NATURE OF MATTER LISTED: Motion to Compel

A motion or petition was filed in the above captioned matter on December 31, 2003, which

______ Requires you, Respondent, to file an Answer within twenty (20) days of the above date of this notice, or risk the entry of an Order in favor of the Petitioner. Answers must be filed and time stamped by the Office of Judicial Support by 4:30 P.M. on the following date: ________________________.

______ Requires you, Respondent, to appear at a hearing on the day of , 2004 at .M. in Courtroom , Delaware County Courthouse, Media, Pennsylvania. At this hearing you must be prepared to present all testimony and/or argument, and must insure that your witnesses will be present.

__X__ Was timely answered, thus requiring the scheduling of the following hearing in the above captioned matter: , 2004 at 10:00 A.M. in Courtroom ____. You, ________ are responsible for notifying all interested responding parties of this hearing date at least ten (10) days prior thereto.

At this hearing, all parties must be prepared to present all testimony and/or argument and must ensure that their witnesses will be present.

______ Qualifies as an Uncontested Motion or Petition, and as such requires neither an answer from the Respondent nor the scheduling or a hearing in this matter.

______ Has been assigned to Judge ________________.

For OFFICE USE only:

Mailing Date: ____________________

Processed By: ____________________

H:\debik\Amerskandia\ANSWER TO PLAINTIF'S MOTION TO COMPEL.DOC

MICHAEL YANOFF, ESQUIRE
Attorney I.D. #19384
Dischell, Bartle, Yanoff & Dooley
2028 North Broad Street
P.O. Box 107
Lansdale, PA 19446
(215) 362-2474

Attorney for Defendant
American Skandia Marketing, Inc.

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY ET AL.	:	NO. 03-50655
vs.	:	
PRESCOTT and ASSOCIATES	:	
and	:	
AMERICAN SKANDIA MARKETING, INC.	:	

ORDER

AND NOW, this _____ day of __________________, 2004, upon Motion of Plaintiffs and response of Defendant American Skandia Marketing, Inc.,

IT IS HEREBY ORDERED and DECREED that Plaintiffs and Defendant, Prescott and Associates, be ordered to sign the Confidentiality Agreement, and that Defendant, American Skandia Marketing, Inc. produce the Answers to Plaintiffs' Request for Production of Documents upon proof of signing same.

BY THE COURT:

____
J.

MICHAEL YANOFF, ESQUIRE
Attorney I.D. #19384
Dischell, Bartle, Yanoff & Dooley
2028 North Broad Street
P.O. Box 107
Lansdale, PA 19446
(215) 362-2474

Attorney for Defendant
American Skandia Marketing, Inc.

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY ET AL.	:	NO. 03-50655
vs.	:	
PRESCOTT and ASSOCIATES	:	
and	:	
AMERICAN SKANDIA MARKETING, INC.	:	

ANSWER OF DEFENDANT AMERICAN SKANDIA MARKETING, INC. TO PLAINTIFFS' MOTION TO COMPEL

1. Admitted.

2. Admitted in part. Denied in part. While it is admitted that answers have not been provided, it is respectfully submitted that Answering Defendant has requested that Plaintiffs execute a Confidentiality Agreement on January 7, 2004 and Answering Defendant has just learned that Plaintiff refuses to sign same. A copy of the proposed Confidentiality Agreement and the transmittal letter are attached hereto, made a part hereof and marked as Exhibit "A".

WHEREFORE, Answering Defendant respectfully requests this Honorable Court to enter an Order requiring Plaintiffs and Defendant Prescott to sign the proposed Confidentiality Agreement, in which case Answering Defendant will provide full and complete answers to Plaintiffs' Request for Production of Documents forthwith.

Respectfully submitted:

DISCHELL, BARTLE, YANOFF & DOOLEY

BY:______________________________

MICHAEL YANOFF, ESQUIRE

VERIFICATION

PURSUANT TO PA. R.C.P. NO. 1024(c)

Michael Yanoff, states that he is the attorney for Defendant, American Skandia Marketing, Inc. the party filing the foregoing document; that he makes this affidavit as an attorney, because the party he represents lacks sufficient knowledge or information upon which to make a verification and/or because he has greater personal knowledge of the information and belief than that of the party for whom he makes this affidavit; and/or because the party for whom he makes this affidavit is outside the jurisdiction of the Court, and verification of none of them can be obtained within the time allowed for the filing of the pleading; and that he has sufficient knowledge or information and belief, based upon his investigation of the matters averred or denied in the foregoing document; and that this statement is made subject to the penalties of 18 Pa.C.S. 4904, relating to unsworn falsification to authorities.

[signature]

MICHAEL YANOFF, ESQUIRE

DATED: 1/19/04

MICHAEL YANOFF, ESQUIRE
Attorney I.D. #19384
Dischell, Bartle, Yanoff & Dooley
2028 North Broad Street
P.O. Box 107
Lansdale, PA 19446
(215) 362-2474

Attorney for Defendant
American Skandia Marketing, Inc.

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY ET AL.	:	NO. 03-50655
vs.	:	
PRESCOTT and ASSOCIATES	:	
and	:	
AMERICAN SKANDIA MARKETING, INC.	:	

CERTIFICATION OF SERVICE

Michael Yanoff, Esquire, attorney for Defendant American Skandia Marketing, Inc., hereby certifies that he served a true and correct copy of Answer of *Defendant, American Skandia Marketing, Inc. to Plaintiffs' Motion to Compel* in the above matter upon the following person(s) by regular mail on January 19, 2004.

Robert T. Seiwell, Esquire
337 West State Street
Media, PA 19063

Norman G. Matlock, Esquire
2 Bala Plaza
Bala Cynwyd, PA 19004

Respectfully submitted:

Dischell, Bartle, Yanoff & Dooley

BY: ______________________
MICHAEL YANOFF, ESQUIRE

EXHIBIT "A"

DBYD
Dischell
Bartle
Yanoff
Dooley
Law Offices

Michael Yanoff
myanoff@dbyd.com

Mark B. Dischell
Frank R. Bartle
Michael Yanoff
John T. Dooley
Dagmar W. Wolf
Joseph C. Kuhls
Jonathan B. Young
Stephanie H. Winegrad
Eric C. Frey
Brett M. McCartney
S. Justin Davis

January 7, 2004

Robert T. Seiwell, Esquire
337 West State Street
Media, PA 19063

Norman G. Matlock, Esquire
2 Bala Plaza, Suite 300
Bala Cynwyd, PA 19004

RE: American Skandia adv. Mobley et al.

Gentlemen:

Enclosed please find a proposed Confidentiality Agreement that I ask you to review prior to forwarding the Answers to the discovery requests in the above matter.

Thank you for your cooperation.

Very truly yours,

MICHAEL YANOFF

MY:dk
attachment

A Professional Corporation
P.O. Box 107 • 2028 North Broad Street • Lansdale, PA 19446
215-362-2474 • Fax 215-362-6722

DBYD
Dischell
Bartle
Yanoff
Dooley
Law Offices

Michael Yanoff
myanoff@dbyd.com

Mark B. Dischell
Frank R. Bartle
Michael Yanoff
John T. Dooley
Dagmar W. Wolf
Joseph C. Kuhls
Jonathan B. Young
Stephanie H. Winegrad
Eric C. Frey
Brett M. McCartney
S. Justin Davis

FACSIMILE TRANSMITTAL

ATTENTION:

The information contained in this facsimile is attorney privileged and confidential information intended only for the use of the individual or entity named below. If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution or copy of this communication is strictly prohibited. If you have received this communication in error, please immediately notify us by telephone and return the original message to us at the above address via the United States Postal Service. THANK YOU

DATE: January 7, 2004

TO: Robert Seiwell, Esquire 610/565-1912
Norman G. Matlock, Esquire 215/753-7132

RE: American Skandia adv. Mobley, et al.

FROM: Michael Yanoff, Esquire

FAX NO. 215/362-6722

Phone No. 215/362-2474

NUMBER OF PAGES, INCLUDING THIS SHEET: 14

MESSAGE

TX RESULT REPORT

NAME: DBYD
TEL :2153626722
DATE: JAN.07'2004 14:32

SESSION	FUNCTION	NO.	DESTINATION STATION	DATE	TIME	PAGE	DURATION	MODE	RESULT
6416	TX	01	6105651912	JAN.07	14:29	014	00H02'14"	ECM	OK

DBYD
Dischell
Bartle
Yanoff
Dooley
Law Offices

Michael Yanoff
myanoff@dbyd.com

Mark B. Dischell
Frank R. Bartle
Michael Yanoff
John T. Dooley
Dagmar W. Wolf
Joseph C. Kuhls
Jonathan B. Young
Stephanie H. Winegrad
Eric C. Frey
Brett M. McCartney
S. Justin Davis

FACSIMILE TRANSMITTAL

ATTENTION:

The information contained in this facsimile is attorney privileged and confidential information intended only for the use of the individual or entity named below. If the reader of this message is not the intended recipient, you are hereby notified that any dissemination, distribution or copy of this communication is strictly prohibited. If you have received this communication in error, please immediately notify us by telephone and return the original message to us at the above address via the United States Postal Service. THANK YOU

DATE: January 7, 2004

TO: Robert Seiwell, Esquire 610/565-1912
Norman G. Matlock, Esquire 215/753-7132

RE: American Skandia adv. Mobley, et al,

FROM: Michael Yanoff, Esquire

FAX NO. 215/362-6722

Phone No. 215/362-2474

NUMBER OF PAGES, INCLUDING THIS SHEET: 14

MESSAGE

A Professional Corporation
P.O. Box 107 • 2028 North Broad Street • Lansdale, PA 19446

TX RESULT REPORT

NAME:DBYD
TEL :2153626722
DATE:JAN.07'2004 14:42

SESSION	FUNCTION	NO.	DESTINATION STATION	DATE	TIME	PAGE	DURATION	MODE	RESULT
6417	TX	01	2157537132	JAN.07	14:34	014	00H08'07"	G3	OK

CONFIDENTIALITY AGREEMENT

THIS CONFIDENTIALITY AGREEMENT made this ___ day of ________________, 2004 by and between ROBERT SEIWELL, ESQUIRE, attorney for and on behalf of Plaintiffs, Latitia Mobley, Catherine Mobley, Donna Thomas, Ranell Rich, Victoria Maslin, Martha Jamison, Alan Shaffer and Pauline Zerbe, and MICHAEL YANOFF, ESQUIRE, attorney for and on behalf of Defendant, American Skandia Marketing, Inc. and NORMAN G. MATLOCK, ESQUIRE, attorney for and on behalf of Defendant Prescott and Associates.

WITNESSETH:

WHEREAS, the parties are engaged in litigation in the Court of Common Pleas of Delaware County, indexed at No. 03-50655; and

WHEREAS, Plaintiff has propounded certain discovery requests to the Defendant, American Skandia; and

WHEREAS, American Skandia desires to keep this information confidential in accordance with the terms and conditions of this Confidentiality Agreement.

NOW THEREFORE, in consideration of mutual promises and covenants contained therein, and for other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. This Agreement shall apply to the litigation entitled Latitia Mobley, Catherine Mobley, Donna Thomas, Ranell Rich, Victoria Maslin, Martha Jamison, Alan Shaffer and Pauline Zerbe v. Prescott and Associates and American Skandia Marketing, Inc.; indexed at No. 03-50655.

2. This Agreement shall govern the handling of all documents (whether in writing, on electronic, magnetic and/or digital media or otherwise), testimony, discovery responses, and other information, including all copies, excerpts, extracts and summaries thereof produced, given or filed during discovery or other proceedings in this Litigation (collectively, "Material").

3. The provisions of this Agreement shall apply to the following persons (the "Person" or "Persons"): (a) the named parties in this Litigation (the "Party" or "Parties"); (b) any other person or entity producing or receiving Material in this Litigation who agrees to be bound by the terms of this Agreement; and (c) all counsel of record in the Litigation.

4. No Material produced or disclosed in this Litigation may be used by any Person, other than the disclosing Person, for any purpose whatsoever, except in connection with this Litigation.

5. Any Person may designate as "Confidential" any non-public Material which such Person provides in the course of this Litigation when such Person in good faith believes that such Material is proprietary business, customer or personal information that is kept confidential by the Person and/or is required to be kept confidential and/or protected from disclosure by any applicable law, rule or regulation (the "Confidential Material"). Material that has been or is knowingly disclosed to the public during the pendency of this Litigation by the producing Party shall not be considered Confidential.

6. Confidential Material, as well as information acquired or extracted from it, shall not, without the consent of the Person producing it or further Order of this Court, be disclosed by any Person to any other person, except that such information may be disclosed to:

(a) The Parties;

(b) Counsel of record in this Litigation;

(c) Persons regularly employed or associated with the law firms of the attorneys described in subsection (b) of this Paragraph or the internal legal departments of the Parties, when the assistance of such persons is reasonably required by said attorneys in connection with this Litigation;

(d) Expert witnesses and consultants retained in connection with this Litigation, to the extent such disclosure is reasonably necessary in connection with this Litigation, except that Confidential Material may not be disclosed to any expert witness or consultant who is an officer or employee of an entity which competes with American Skandia for the sale of individual life insurance products, without prior agreement of American Skandia or further Order of this Court;

(e) Potential witnesses and deponents to whom counsel, in good faith, believe disclosure is reasonably required to assist them in the preparation or conduct of this Litigation, except that Confidential Material may not be disclosed to any potential witnesses or deponents who are officers or employees of an entity which competes with American Skandia for the sale of individual life insurance products, without prior agreement of American Skandia or further Order of this Court;

(f) The Court (including court reporters, stenographic reporters and court personnel), PROVIDED HOWEVER, that all pleadings or other court filings which incorporate or disclose Confidential Material shall be labeled "Confidential -- Subject to Court Order" and filed under seal, and shall remain under seal until otherwise ordered. In addition, any disclosure of Confidential Material at any trial, whether in this County or otherwise, or in any other court proceeding shall be made in camera unless the Court orders otherwise. To the extent that a Party's designation of potential hearing exhibits as Confidential Material is opposed, on motion of the opposing party, the Court shall determine the propriety of such designation at the final pretrial conference in this Litigation.

7. Prior to disclosing any Confidential Material to any person listed in paragraphs 6(d) or 6(e) above, a representative of the Party desiring to make such disclosure shall obtain from such person a written acknowledgement in the form attached hereto as Exhibit A. All such acknowledgements shall be retained by counsel for the disclosing Party.

8. Confidential Material shall be designated as follows:

(a) In the case of material produced by American Skandia which is in the form of computer diskettes, computer software, CD-ROMS, tape recordings, videotapes, or any other electronic, digital and/or magnetic media, (collectively "Media") which incorporates or discloses Confidential Material, shall be labeled appropriately, to the extent practicable, on the Media's casing or container, if any.

(b) In the case of documents, designation shall be made prior to production (except as provided in subparagraph (c) of this Paragraph) by stamping or writing the word "Confidential" on each page of any such document or, where appropriate, on the first page of an identifiable group of documents.

(c) Documents and/or Media may be produced for inspection prior to their designation as Confidential but shall be designated as Confidential prior to the transmission of a physical copy of the document and/or Media to the Party requesting said document and/or Media. If documents and/or Media are inspected prior to their designation as Confidential, all information in them shall be treated by the requesting Party as Confidential until the producing Person transmits physical copies of the documents and/or Media to the requesting Party. No Party will claim that the producing or disclosing Person has waived any right to designate document(s) and/or Media as "Confidential" because that Person made such document(s) and/or Media available for inspection without a "Confidential" designation prior to transmission of the physical cop(ies).

(d) In the case of interrogatory answers, designation shall be made by stamping or writing the word "Confidential" on or near the relevant portion of any such answer.

(e) In the case of depositions, designation of the portion of the transcript (including exhibits) which contains Confidential Material shall be made by a statement to such effect on the record during the course of the deposition or in writing within fourteen (14) days after the delivery of the transcript by the court reporter to those who have ordered a copy. If the designation is made during the course of a deposition, the reporter attending such deposition shall thereafter bind the transcript thereof in separate portions containing the non-confidential Material and Confidential Material, and the reporter shall write or stamp the word "Confidential" on the cover of the relevant portions of the transcript. The Parties may modify this procedure for any particular deposition through agreement on the record at such deposition, without further court order. If a "Confidential" designation is made by a Party after the deposition, but within the fourteen (14) day period described above, the designation shall be made by delivering to counsel for the Parties a copy of the relevant portions of the deposition transcript with the words "Confidential Material" written or stamped on or near the Confidential portion of any information or answer. With the exception of court reporters, and subject to any other limitations provided by law, only those Persons to whom this Agreement applies may attend any depositions taken in this Litigation.

(f) All briefs, pleadings or other filings with the Court that incorporate or disclose Confidential Material shall be labeled appropriately on the cover page and governed in accordance with the provisions of Paragraph 6(f) of this Agreement.

9. The production or disclosure of any Confidential Material that is inadvertently not designated as "Confidential," whether already having occurred in this Litigation or occurring in the future, shall not constitute a waiver of the producing or disclosing Person's right to subsequently designate such Material as "Confidential" Material and to demand the immediate return of such Material, and any and all copies of that Material, for replacement with identical Material bearing the "Confidential" designation. Once a Party has been notified that Material not originally designated as Confidential subsequently will be designated as "Confidential" Material, the Party must act in accordance with the provisions of this Stipulation with respect to that Confidential Material and any and all information acquired or extracted from that Confidential Material.

10. Any and all Material produced by American Skandia which is in the form of Media may not be duplicated or copied in any way. The Media may be inspected by any Person identified in Paragraph 6 herein. In the event that, after Claimant or another Party has reviewed the Media, she/he wishes to make additional copies of the same, she/he shall notify American Skandia, and the Parties will attempt in good faith to resolve the issue at that time. Notwithstanding the provisions of Paragraph 8 of this Agreement, any copies, documents or Media containing information or images printed, reproduced, or derived from Media shall be treated as Confidential Material.

11. In the event American Skandia contends that certain Material reflecting or containing the identities, addresses, telephone numbers, medical histories, or other private information with respect to policyholders ("Policyholder Information") is protected from disclosure under state or federal law, rule or regulation, American Skandia will withhold or redact such Policyholder Information and make an appropriate entry on a privilege or other log to be supplied to Plaintiff.

12. Counsel for the Parties expressly agree that they will not use Policyholder Information either directly or indirectly to contact any American Skandia policyholder for any purpose whatsoever, including, but not limited to, the solicitation of additional plaintiffs for this Litigation or other litigation against American Skandia, without either the agreement of the Person providing the Policyholder Information or further Order of this Court.

13. If any Party objects to the designation of any Material as "Confidential," the Party shall so state the objection by letter to counsel for the Person making the designation. Any such written notice shall identify the Material to which the objection is

directed (the "Challenged Material"). Counsel for the Parties shall meet and confer within ten (10) business days of receipt of such written notice or such other time as may be mutually agreed to. If the status of the Challenged Material cannot be resolved at that conference, then the Person making the designation shall have ten (10) business days from the conference to file an appropriate motion requesting the Court to rule that the Challenged Material should be subject to the protection invoked. The movant shall have the burden of establishing that the matter to which continued protection under this Agreement is sought merits such protection. The Challenged Material will be treated as "Confidential" pending the Court's ruling on such motion.

14. In the event that any Party to whom any Confidential Material has been produced desires to disclose any Confidential Material to a person other than one specified in this Agreement, then prior to any such disclosure, that Party shall provide written notice to the Person who produced the Confidential Material. Counsel for the Person who produced the Confidential Material then shall arrange a conference within ten (10) business days (or such additional time as may be mutually agreed upon) to resolve any disputes concerning the requested disclosure. If the Parties cannot resolve the disclosure issue, then the Person who produced the Confidential Material shall have ten (10) additional business days from the conference to file an appropriate motion requesting the Court to rule that the Party seeking disclosure should not be permitted to make the requested disclosure of the Confidential Material. In no event shall any Confidential Material be disclosed over an objection absent a ruling by the Court. In the event that the Party seeking disclosure of the Confidential Material prevails, it shall

comply with the provisions of Paragraph 7 of this Agreement prior to making any such disclosure.

15. The inadvertent production or disclosure of any Material that is privileged, immune or otherwise protected from discovery ("Protected Material"), whether already having occurred in this Litigation or occurring in the future, shall not constitute a waiver of the producing or disclosing Party's right to claim that such Material is Protected Material. Nor shall any Person that makes Material available for inspection prior to the transmission, if any, of the physical cop(ies) of the Material be deemed to waive its right to claim that such Material is Protected Material. Any Party wishing to contest a claim by the producing Person that certain inadvertently produced Material ("Inadvertently Produced Material") is Protected Material may retain the Inadvertently Produced Material for a period of ten (10) business days, during which time the Parties shall attempt in good faith to resolve the dispute. If the Parties cannot reach a resolution, then the Party in possession must file the Inadvertently Produced Material with the Court in accordance with the provisions of Paragraph 6(f) herein and make an appropriate motion to compel. Once the producing Person notifies the Party in possession that certain Material is Inadvertently Produced Material, the Party in possession of that Material must treat it as Confidential Material and must not use it, nor any Material containing information acquired or extracted from it, in any way in connection with this Litigation or for any other purpose until the Parties have resolved the dispute or further Order of the Court.

16. This Agreement shall not be construed to limit the right of any party to a protective order pursuant to the Pennsylvania Court Rules or to assert any right or privilege to withhold the production of any documents, media or testimony.

17. At the conclusion of the Litigation, counsel for each Party shall return to the producing Party's counsel all Confidential Material pursuant to this Agreement, any and all copies of the Confidential Material, and any and all Material containing information acquired or extracted from the Confidential Material, except that counsel of record in this Litigation may maintain copies of any pleadings including all exhibits attached thereto to the extent such pleadings and exhibits contain Confidential Material, and any such pleadings and exhibits will continue to be treated as Confidential in accordance with the terms of this Agreement. Each counsel also shall certify in writing that he or she has made a diligent search and inquiry regarding any originals and copies of the Confidential Material and that all have been returned to the producing Party's counsel.

18. Nothing herein shall prevent any Party, on notice to all other Parties, from applying to the Court for a modification of this Agreement.

19. Each Person to whom Confidential Material is disclosed subject to the provisions of this Agreement hereby submits himself, herself, or itself to the jurisdiction of this Court for the enforcement of this Agreement.

20. The terms of this Agreement shall survive any settlement, discontinuance, dismissal, severance, order or other disposition of this Litigation, and this Court shall continue to retain jurisdiction to enforce the terms of this Agreement.

21. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original.

Robert T. Seiwell, Esquire Attorneys for Plaintiffs	**Norman G. Matlock, Esquire** Attorneys for Defendant, Prescott and Associates
Dated:	Dated:

EXHIBIT A

Acknowledgment of Confidentiality Agreement to be Bound

___________________________________ states as follows:

1. That s/he resides at   in the city and County of   and state of   ;

2. That s/he has read and understands the Agreement Governing the Protection and Exchange of Confidential Material dated __________________ (the "Agreement");

3. That s/he: (a) is a party; (b) has been engaged as a consultant or expert, or (c) is witness or a deponent who has been noticed or subpoenaed to testify in this Litigation;

4. That s/he agrees to comply with and be bound by the provisions of the Agreement;

5. That counsel who has retained or consulted with her/him has explained the terms thereof; and

6. That s/he will not divulge to persons other than those specifically authorized by Paragraph 6 of the Agreement, and will not copy or use, any Confidential Material, as defined by the Agreement, except solely for the purposes of this Litigation as provided therein.

____

[Name]

Date:_______________________

ROBERT T. SEIWELL, ESQUIRE
Attorney for Plaintiffs
337 West State Street
Media, PA 19063
(610) 566-3656

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY, et al. Plaintiffs : NO. 03-50655

v.

PRESCOTT and ASSOCIATES, et al. Defendants

WITHDRAWAL OF PLAINTIFFS' MOTION TO COMPEL

Plaintiffs hereby withdraw the Motion to Compel filed against defendant, American Skandia Marketing, Inc., as the issues raised therein have been resolved through settlement of the case.

ROBERT T. SEIWELL, ESQUIRE
Attorney for Plaintiffs

Date: February 19, 2004

RECEIVED
FEB 23 2004

MICHAEL YANOFF, ESQUIRE
Attorney I.D. #19384
Dischell, Bartle, Yanoff & Dooley
2028 North Broad Street
P.O. Box 107
Lansdale, PA 19446
(215) 362-2474

Attorney for Defendant
American Skandia Marketing, Inc.

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY ET AL. : NO. 03-50655

vs. :

PRESCOTT and ASSOCIATES :

and :

AMERICAN SKANDIA MARKETING, INC. :

DEFENDANT, AMERICAN SKANDIA MARKETING, INC.'S EXPERT AND WITNESS INTERROGATORIES ADDRESSED TO PLAINTIFF

DATE: January 16, 2004

These Interrogatories are to be answered separately and fully in writing under oath and signed by the person making the Answer pursuant to the applicable Rules of Civil Procedure. The Answers to the Interrogatories shall be filed and served upon counsel within thirty (30) days after service of the Interrogatories.

These Interrogatories are deemed to be continuing, and any further information secured subsequent to the filing of your Answers, which would have been includable in the Answers had this information been known or available, are to be supplied by Supplemental Answers.

Please disregard any gaps in numbering.

1. Have you employed any Expert?

2. If so, state:

(a) His name and address;

(b) His profession or occupation and the field in which he is allegedly an expert;

(c) Whether you intend to call him as a witness during the trial of this action;

(d) The date or dates of his examination.

3. Has he had a formal education in his field?

If so, state:

(a) The name and address of each school where he received special education or training in this field;

(b) The dates when he attended each school;

(c) The name or description of each degree he received, and the name of the school from which it was received.

4. Has he had other specialties training in his field?

If so, state:

(a) The type of training received;

(b) The name and address of the school or place where his training was received;

(c) The date this training was received.

5. Is he a member of any professional or trade association in his field?

If so, state:

(a) The name of each professional or trade association;

(b) The date he became a member;

(c) A brief description of each office he has held in each association.

6. Has he written any books, papers or articles on subjects in his field?

If so, state for each book, paper or article:

(a) The title and subject matter;

(b) The name and address of the publisher;

(c) The name of the publication;

(d) The date of publication.

7. Is he licensed by any governmental authority to practice in his field?

If so, state:

(a) The designation of the authority by whom he was licensed.

(b) The date when he was licensed.

(c) The general requirements to obtain this license.

(d) How he fulfilled those requirements.

8. Has his license to practice in his field ever been revoked or suspended?

If so, for each revocation or suspension state:

(a) The inclusive dates;

(b) The designation of the authority who revoked or suspended the license;

(c) The charge preferred;

(d) The punishment imposed.

9. Has he practiced or worked in his field during the past five (5) years?

If so, state:

(a) Whether he was self-employed, employed by someone else or associated with a partner;

(b) Each address where he practiced;

(c) The dates he was with each employer;

(d) The type of duties he performed with each employer.

10. If he has not practiced or worked in his field during the past Five (5) years, what was his employment during this time?

11. What experience, other than that stated above, has he had in his field?

12. Has he had any previous experience in his field which involved problems similar to those encountered in this action?

If so, identify and describe each similar problem with which he has had experience.

13. Did he submit written reports to you setting forth opinions and conclusions reached from the examination?

If so, state the date the report was submitted.

14. State the precise subject matter upon which any expert identified in

the foregoing Interrogatories might be expected to testify.

15. Please set forth in detail the substance of the facts and opinions to which it is expected that any expert may offer testimony.

16. Please summarize the grounds for each and every opinion that such expert or experts has rendered to you or concerning which he will give testimony.

17. State the names and addresses of all witnesses known to you, your attorney or other representatives.

18. State the names and addresses of all witnesses who have any knowledge concerning the facts leading up to or immediately after the incident in question.

19. State the names and addresses of all other witnesses upon whom you will rely to prove your case.

20. With respect to any witnesses identified above, please set forth all facts to which said witnesses will testify at the time of trial.

DISCHELL, BARTLE, YANOFF & DOOLEY

BY: ______________________________
MICHAEL YANOFF, ESQUIRE

MICHAEL YANOFF, ESQUIRE
Attorney I.D. #19384
Dischell, Bartle, Yanoff & Dooley
2028 North Broad Street
P.O. Box 107
Lansdale, PA 19446
(215) 362-2474

Attorney for Defendant
American Skandia Marketing, Inc.

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA
CIVIL ACTION - LAW

LATITIA MOBLEY ET AL.	:	NO. 03-50655
vs.	:	
PRESCOTT and ASSOCIATES	:	
and	:	
AMERICAN SKANDIA MARKETING, INC.	:	

DEFENDANT, AMERICAN SKANDIA MARKETING, INC.'S REQUEST FOR PRODUCTION OF DOCUMENTS
ADDRESSED TO PLAINTIFFS

DEFINITIONS AND INSTRUCTIONS

The word "person" or "persons" as used herein shall include without limitation, individuals, associations, committees, partnerships and corporations.

Whenever the word "document" or "documents" is used herein, it shall include the original or any copy (regardless of origin or location) of any statement, paper, writing, letter, memoranda, report, log book, note, article, journal, journal article, magazine, newsletter, blueprint, drawing, sketch, book, pamphlet, record, recordings, photograph, movie picture, negative and any other object containing a written, printed, spoken or photographic image or sound. "Document" also includes cards, magnetic tapes or other electronic information storage articles for use in a computer or which can be extracted or assembled with the use of a computer or computer accessories.

Whenever the term "list and identify" as used herein is found, each and every item, commodity or product must be separately so identified.

The connectives "and" and "or" shall be construed either disjunctively or conjunctively as necessary to bring within the scope of the discovery request all responses that might otherwise be construed to be outside of its scope of the discovery request.

In each instance where a Request is answered on information and belief, Plaintiffs shall set forth the basis or source for such information and belief.

In each instance where Plaintifs denies knowledge or information sufficient to answer the Request, Plaintiffs shall set forth the name and address of each person, if any, known to have such knowledge.

In each instance where Plaintiffs avers insufficient knowledge or information as a ground for not providing information or for providing only a portion of the information requested, Plaintiffs shall set forth a description of the efforts made to locate information needed for such answer.

Whenever the context in which words used in these Requests indicate or suggest that such is the intent, words in the singular shall include the plural, and vice versa, and words in the masculine shall include the feminine, and vice versa.

If you claim any privilege with respect to any documents requested below, identify each document for which you claim privilege, the nature of the privilege, the author of the document, the recipient of the document, the identities of all individuals who have seen or have been in possession of the document, and the legal and factual basis for the claim of privilege.

These Requests shall be deemed continuing, and Plaintiffs shall be required to supplement its Responses as additional information becomes available during the course of this litigation.

Please disregard any gaps in numbering.

REQUESTS

1. Any and all correspondence, memoranda or other writings between Plaintiffs and Defendants, whether individually or to/from any representatives of same relating to the claims made in the Complaint.

2. The entire investigative file prepared by any party, or its attorneys, agent, insurer, or other representative, not including disclosure of the mental impressions of the party's attorney or his conclusions, opinion, memoranda, notes, summaries, legal research or legal theories and further excluding privileged communications from counsel.

3. All statements, as defined in Pa.R.C.P. 4003.4, of Plaintiff, Defendant, witnesses and/or potential witnesses.

4. All documents relating to any claim or demands sent by you to the Defendant, American Skandia, or sent to Defendant by you or your agents on the part of Plaintiff, not including disclosure of the mental impressions of the party's attorney or his conclusions, opinions, memoranda, notes, summaries, legal research, trial strategy, or legal theories and further excluding privileged communications from counsel.

5. Any and all writings, correspondence, photographs, maps, charts, drawings, blueprints, graphs, phono records, estimates, repair bills, tape recordings or other compilations of data or other documents containing any information relevant to the events and proceedings involved or underlying this lawsuit of which originals or copies are in the possession, custody or control of you, your attorney, your insurer, or any of your representatives, not including disclosure of the mental impressions of the party's attorney or his conclusions, opinions, memoranda, notes, summaries, legal research, trial strategy, or legal theories and further excluding privileged communications from counsel.

6. All reports, correspondence, and memoranda in writing rendered by any expert witness, expected to testify at trial, employed by or consulted by you or anyone

acting on your behalf.

7. The current resume or curriculum vitae of each expert whom you expect to call as a witness during the trial of this action or who has been identified in answers to interrogatories.

8. All documents which refer, relate or in any way pertain to the incident which is the subject of this lawsuit, not including disclosure of the mental impressions of the party's attorney or his conclusions, opinions, memoranda, notes, summaries, legal research, trial strategy, or legal theories and further excluding privileged communications from counsel.

9. Each and every document which you will introduce at the time of trial.

10. All other documents relating to this matter, excluding those items specifically set forth a privileged under Pa.R.C.P. 4003.3.

Respectfully submitted,

DISCHELL, BARTLE, YANOFF & DOOLEY

BY: ______________________________
MICHAELL YANOFF, ESQUIRE

...ELAWARE COUNTY COURT OF COMMON PLEAS OFFICE OF COURT ADMINISTRATION		CIVIL DIVISION APPLICATION FOR CONTINUANCE
...E CAPTION: Latitia Mobley, et al. v. American Skandia Marketing, Inc., et al.		CIVIL JURY
		CIVIL NON-JURY
	X	ARBITRATION Dec 16, 2003
CASE RECD #: 03-50655		OTHER:

REASON FOR CONTINUANCE: Depositions to be scheduled. Responsive pleading just filed due to change of caption. This application is unopposed.

NEW DATE: Feb 18, 2004

CONTINUANCE REQUESTED BY:		PLAINTIFF'S ATTORNEY		COURT 9:30 AM
	X	DEFENDANT'S ATTORNEY		OTHER

WE THE UNDERSIGNED DO HEREBY REQUEST THE COURT TO GRANT A CONTINUANCE IN THE ABOVE REFERENCED CASE AND DO HEREBY AGREE TO THE NEW DATE.

☐ THIS CONTINUANCE IS OPPOSED BY ☐ PLAINTIFF'S ☐ DEFENDANT'S ATTORNEY

PRINT: Michael Yanoff, Esquire DATE: 11/13/03 PRINT: DATE:

SIGNATURE: [signature] SIGNATURE:

THE OFFICE OF COURT ADMINISTRATION RECOMMENDS ☑ APPROVAL ☐ DISAPPROVAL OF THIS APPLICATION BECAUSE:

1st CONTINUANCE

SIGNED [signature] DATE: 11/14/03

APPLICATION FOR CONTINUANCE IS ☐ APPROVED ☐ DISAPPROVED

JUDGE: DATE:

COUNSEL FOR DEFENDA...

CIVIL DIVISION – APPLICATION FOR CONTINUANCE

DELAWARE COUNTY COURT OF COMMON PLEAS OFFICE OF COURT ADMINISTRATION	CIVIL DIVISION APPLICATION FOR CONTINUANCE	
CASE CAPTION: Latitia Mobley, et al. v. American Skandia Marketing, Inc. et al.		CIVIL JURY
		CIVIL NON-JURY
	X	ARBITRATION 2/18/04
CASE RECD #: 03-50655		OTHER:

REASON FOR CONTINUANCE: This matter is settled and awaiting final paper work.

Plaintiff has no objection.

NEW DATE:

CONTINUANCE REQUESTED BY:		PLAINTIFF'S ATTORNEY		COURT
	X	DEFENDANT'S ATTORNEY		OTHER

WE THE UNDERSIGNED DO HEREBY REQUEST THE COURT TO GRANT A CONTINUANCE IN THE ABOVE REFERENCED CASE AND DO HEREBY AGREE TO THE NEW DATE.

☐ THIS CONTINUANCE IS OPPOSED BY ☐ PLAINTIFF'S ☐ DEFENDANT'S ATTORNEY

PRINT: Michael Yanoff, Esquire DATE: 2/17/04 PRINT: DATE:

SIGNATURE: [signature] SIGNATURE:

THE OFFICE OF COURT ADMINISTRATION RECOMMENDS ☐ APPROVAL ☐ DISAPPROVAL OF THIS APPLICATION BECAUSE:

SIGNED DATE:

APPLICATION FOR CONTINUANCE IS ☐ APPROVED ☐ DISAPPROVED

JUDGE: DATE:

ORIGINAL